UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of October, 2019

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A. - PETROBRAS

(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation - PETROBRAS

(Translation of Registrant's name into English)

Avenida República do Chile, 65
20031-912 - Rio de Janeiro, RJ
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

UNAUDITED INTERIM FINANCIAL STATEMENTS

September 30, 2019 and 2018 with report of independent registered public accounting firm

Petróleo Brasileiro S.A. – Petrobras Index

KPMG Auditores Independentes

Rua do Passeio, 38, setor 2, 17º andar - Centro/RJ

Edifício Passeio Corporate

20021-290 - Rio de Janeiro/RJ - Brasil

Telefone +55 (21) 2207-9400, Fax +55 (21) 2207-9000

www.kpmg.com.br

Report of Independent Registered Public Accounting Firm

The Shareholders and Board of Directors of

Petróleo Brasileiro S.A. - Petrobras

We have reviewed the interim consolidated statement of financial position of Petróleo Brasileiro S.A. - Petrobras and subsidiaries (the “Company”) as of September 30, 2019, and the related interim consolidated statements of income for the three-month and nine-month periods ended September 30, 2019 and 2018 and comprehensive income, changes in shareholders’ equity and cash flows for the nine-month periods ended September 30, 2019 and 2018 and the related notes (collectively, the consolidated interim financial information). Based on our reviews, we are not aware of any material modifications that should be made to the consolidated interim financial information for it to be in conformity with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB).

We have previously audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated statement of financial position of the Company as of December 31, 2018, and the related consolidated statements of income, comprehensive income, changes in shareholders’ equity, and cash flows for the year then ended (not presented herein); and in our report dated February 27, 2019, we expressed an unqualified opinion on those consolidated financial statements. In our opinion, the information set forth in the accompanying consolidated statement of financial position as of December 31, 2018, is fairly stated, in all material respects, in relation to the consolidated balance sheet from which it has been derived.

Basis for Review Results

This consolidated interim financial information is the responsibility of the Company’s management. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our reviews in accordance with the standards of the PCAOB. A review of consolidated interim financial information consists principally of applying analytical procedures and making inquiries of persons responsible for financial and accounting matters. It is substantially less in scope than an audit conducted in accordance with the standards of the PCAOB, the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.

Rio de Janeiro, October 24, 2019

/s/ KPMG Auditores Independentes

KPMG Auditores Independentes, uma sociedade simples brasileira e firma-membro da rede KPMG de firmas-membro independentes e afiliadas à KPMG International Cooperative (“KPMG International”), uma entidade suíça.

KPMG Auditores Independentes, a Brazilian entity and a member firm of the KPMG network of independent member firms affiliated with KPMG International Cooperative (“KPMG International”), a Swiss entity.

Petróleo Brasileiro S.A. – Petrobras Unaudited Consolidated Statement of Financial Position September 30, 2019 and December 31, 2018 (Expressed in millions of US Dollars, unless otherwise indicated)

Assets	Note	09.30.2019	12.31.2018	Liabilities	Note	09.30.2019	12.31.2018
Current assets				Current liabilities
Cash and cash equivalents	4.1	13,179	13,899	Trade payables		5,849	6,327
Marketable securities	4.2	1,303	1,083	Finance debt	13.1	7,715	3,667
Trade and other receivables	5.1	4,201	5,746	Lease liability	14	5,459	23
Inventories	6	7,584	8,987	Income taxes payable	17.1	138	211
Recoverable income taxes	17.1	1,555	739	Other taxes payable	17.1	2,967	3,556
Other recoverable taxes	17.1	1,036	1,296	Dividends payable	20.2	594	1,109
Escrow account - Class action agreement	27.5	−	1,881	Short-term benefits	18	1,770	1,658
Others		2,049	1,485	Pension and medical benefits	19.1	756	810
		30,907	35,116	Provisions for legal proceedings	27.1	−	3,482
Assets classified as held for sale	7	4,537	1,946	Agreement with US Authorities	2.1	−	783
		35,444	37,062	Others		2,481	2,442
						27,729	24,068
				Liabilities related to assets classified as held for sale	7	4,367	983
Non-current assets						32,096	25,051
Long-term receivables				Non-current liabilities
Trade and other receivables	5.1	2,468	5,492	Finance debt	13.1	58,355	80,508
Marketable securities	4.2	48	53	Lease liability	14	18,372	162
Judicial deposits	27.2	7,507	6,711	Income taxes payable	17.1	495	552
Deferred income taxes	17.2	2,239	2,680	Deferred income taxes	17.2	2,578	654
Other tax assets	17.1	3,233	3,540	Pension and medical benefits	19.1	19,372	21,940
Advances to suppliers		365	666	Provisions for legal proceedings	27.1	3,133	3,923
Others		2,063	2,917	Provision for decommissioning costs	16	11,854	15,133
		17,923	22,059	Others		1,356	970
						115,515	123,842
				Total liabilities		147,611	148,893
				Equity
Investments	8	5,662	2,759	Share capital (net of share issuance costs)	20.1	107,100	107,101
Property, plant and equipment	9.1	160,585	157,383	Capital reserve and capital transactions		1,067	1,067
Intangible assets	10.1	2,379	2,805	Profit reserves		65,322	58,161
		186,549	185,006	Accumulated other comprehensive (deficit)		(99,949)	(94,785)
				Attributable to the shareholders of Petrobras		73,540	71,544
				Non-controlling interests		842	1,631
						74,382	73,175
Total assets		221,993	222,068	Total liabilities and equity		221,993	222,068

The notes form an integral part of these interim financial statements.

Petróleo Brasileiro S.A. – Petrobras Unaudited Consolidated Statement of Income September 30, 2019 and 2018 (Expressed in millions of US Dollars, unless otherwise indicated)

	Note	Jan-Sep/2019	Jan-Sep/2018 - Restated	3Q-2019	3Q-2018 - Restated

Sales revenues	22	56,721	62,902	19,416	22,547
Cost of sales	23.1	(34,868)	(38,324)	(11,855)	(14,162)
Gross profit		21,853	24,578	7,561	8,385

Income (expenses)
Selling expenses	23.2	(3,090)	(3,458)	(1,252)	(1,297)
General and administrative expenses	23.3	(1,630)	(1,670)	(507)	(511)
Exploration costs	12	(344)	(402)	(70)	(104)
Research and development expenses		(430)	(475)	(146)	(158)
Other taxes		(300)	(381)	(141)	(147)
Other income and expenses	24	909	(4,309)	(1,953)	(2,216)
		(4,885)	(10,695)	(4,069)	(4,433)

Income before finance income (expense), results in equity-accounted investments and income taxes		16,968	13,883	3,492	3,952

Finance income		928	1,909	339	428
Finance expenses		(5,793)	(4,403)	(2,425)	(1,168)
Foreign exchange gains (losses) and inflation indexation charges		(2,297)	(2,111)	(654)	(830)
Net finance income (expense)	25	(7,162)	(4,605)	(2,740)	(1,570)

Results of equity-accounted investments	8	363	491	112	247

Net income before income taxes		10,169	9,769	864	2,629

Income taxes	17.3	(4,441)	(3,558)	(992)	(1,153)

Net income from continuing operations for the period		5,728	6,211	(128)	1,476

Net income from discontinued operations for the period	7	2,560	422	2,356	273

Net income for the period		8,288	6,633	2,228	1,749

Non-controlling interests		118	11	(62)	66
Net income from continuing operations		49	(111)	(72)	(12)
Net income from discontinued operations		69	122	10	78

Net income attributable to shareholders of Petrobras		8,170	6,622	2,290	1,683
Net income from continuing operations		5,679	6,322	(56)	1,488
Net income from discontinued operations		2,491	300	2,346	195

Basic and diluted earnings per weighted-average of common and preferred share - in U.S. dollars	20.3	0.63	0.51	0.18	0.13

The notes form an integral part of these interim financial statements.

Petróleo Brasileiro S.A. – Petrobras Unaudited Consolidated Statement of Comprehensive Income September 30, 2019 and 2018 (Expressed in millions of US Dollars, unless otherwise indicated)

	Jan-Sep/2019	Jan-Sep/2018	3Q-2019	3Q-2018

Net income (loss) for the period	8,288	6,633	2,228	1,749

Items that will not be reclassified to the statement of income:
Actuarial gains (losses) on post-employment defined benefit plans	1	−	−	−

Unrealized gains (losses) on equity instruments measured at fair value through other comprehensive income	(2)	(4)	−	1

Items that may be reclassified subsequently to the statement of income:

Unrealized gains (losses) on cash flow hedge - highly probable future exports
Recognized in equity	(6,290)	(10,883)	(7,168)	(2,061)
Reclassified to the statement of income	2,240	2,410	746	801
Deferred income tax	1,376	2,881	2,183	428
	(2,674)	(5,592)	(4,239)	(832)

Cumulative translation adjustments (*)
Recognized in equity	(2,615)	(7,593)	(3,170)	(1,338)
Reclassified to the statement of income	34	−	−	−
	(2,581)	(7,593)	(3,170)	(1,338)

Share of other comprehensive income in equity-accounted investments
Recognized in equity	65	(187)	82	(9)

Total other comprehensive income (loss):	(5,191)	(13,376)	(7,327)	(2,178)

Total comprehensive income (loss):	3,097	(6,743)	(5,099)	(429)

Non-controlling interests	92	(147)	(92)	38

Comprehensive income (loss) attributable to shareholders of Petrobras	3,005	(6,596)	(5,007)	(467)

(*) It includes a US$326 loss (a US$273 loss in the nine-month period ended September 30, 2018), of cumulative translation adjustments in associates and joint ventures, as set out in note 8.

The notes form an integral part of these interim financial statements.

Petróleo Brasileiro S.A. – Petrobras Unaudited Consolidated Statement of Cash Flows September 30, 2019 and 2018 (Expressed in millions of US Dollars, unless otherwise indicated)

	Jan-Sep/2019	Jan-Sep/2018 - Restated
Cash flows from Operating activities
Net income for the period	8,288	6,633
Adjustments for:
Net income from discontinued operations	(2,560)	(422)
Pension and medical benefits (actuarial expense)	1,587	1,537
Results of equity-accounted investments	(363)	(491)
Depreciation, depletion and amortization	11,205	9,070
Impairment of assets (reversal)	627	349
Allowance (reversals) for credit loss on trade and other receivables	69	896
Exploratory expenditure write-offs	65	72
Reclassification of accumulated losses on cash flow hedge by the sale of interests	−	−
(Gains)/losses on disposals/write-offs of assets	(5,305)	(620)
Foreign exchange, indexation and finance charges	6,864	6,288
Deferred income taxes, net	2,867	167
Revision and unwinding of discount on the provision for decommissioning costs	612	500
Reclassification of cumulative translation adjustment and other comprehensive income	34	−
Inventory write-down (write-back) to net realizable value	6	36
Gain on remeasurement of investment retained with loss of control	(121)	−
Decrease (Increase) in assets
Trade and other receivables, net	2,775	(2,568)
Inventories	134	(2,647)
Judicial deposits	(1,656)	(1,561)
Escrow account - Class action agreement	1,819	(2,070)
Other assets	(871)	742
Increase (Decrease) in liabilities
Trade payables	(785)	1,542
Other taxes payable	250	2,696
Pension and medical benefits	(1,405)	(698)
Provisions for legal proceedings	(3,677)	497
Short-term benefits	350	632
Other liabilities	(652)	451
Income taxes paid	(2,274)	(1,884)
Net cash provided by operating activities from continuing operations	17,883	19,147
Discontinued operations – net cash provided by operating activities	323	354
Net cash provided by operating activities	18,206	19,501
Cash flows from Investing activities
Acquisition of PP&E and intangibles assets	(5,400)	(9,311)
Investments in investees	(22)	(30)
Proceeds from disposal of assets - Divestment	9,110	4,915
Divestment (Investment) in marketable securities	(260)	669
Dividends received	836	706
Net cash provided by (used in) investing activities from continuing operations	4,264	(3,051)
Discontinued operations – net cash provided by investing activities	1,812	4
Net cash provided by (used in) investing activities	6,076	(3,047)
Cash flows from Financing activities
Investments by non-controlling interest	(42)	(49)
Proceeds from financing	4,729	8,708
Repayment of finance debt - principal	(21,086)	(27,871)
Repayment of finance debt - interest	(3,768)	(4,484)
Repayment of lease liability	(3,622)	−
Dividends paid to Shareholders of Petrobras	(1,304)	(316)
Dividends paid to non-controlling interests	(89)	(92)
Net cash used in financing activities from continuing operations	(25,182)	(24,104)
Discontinued operations – net cash used in financing activities	(508)	(59)
Net cash used in financing activities	(25,690)	(24,163)

Effect of exchange rate changes on cash and cash equivalents	688	(623)

Net increase (decrease) in cash and cash equivalents	(720)	(8,332)

Cash and cash equivalents at the beginning of the period	13,899	22,519

Cash and cash equivalents at the end of the period	13,179	14,187

The notes form an integral part of these interim financial statements.

Petróleo Brasileiro S.A. – Petrobras Unaudited Consolidated Statement of Changes in Shareholders’ Equity September 30, 2019 and 2018 (Expressed in millions of US Dollars, unless otherwise indicated)

	Share capital (net of share issuance costs)			Accumulated other comprehensive income (deficit) and deemed cost				Profit Reserves
	Share Capital	Share issuance costs	Capital reserve, Capital Transactions and Treasury shares	Cumulative translation adjustment	Cash flow hedge - highly probable future exports	Actuarial gains (losses) on defined benefit pension plans	Other comprehensive income (loss) and deemed cost	Legal	Statutory	Tax incentives	Profit retention	Retained earnings	Equity attributable to shareholders of Petrobras	Non-controlling interests	Total consolidated equity
	107,380	(279)	1,067	(61,043)	(9,573)	(10,015)	(791)	7,919	2,182	720	42,235	−	79,802	1,700	81,502
Balance at December 31, 2017		107,101	1,067				(81,422)				53,056	−	79,802	1,700	81,502
Initial application of IFRS 9							(20)					(308)	(328)	(15)	(343)
	107,380	(279)	1,067	(61,043)	(9,573)	(10,015)	(811)	7,919	2,182	720	42,235	(308)	79,474	1,685	81,159
Balance at January 1, 2018		107,101	1,067				(81,442)				53,056	(308)	79,474	1,685	81,159
Realization of deemed cost	−	−	−	−	−	−	(3)	−	−	−	−	3	−	−	−
Capital transactions	−	−	−	−	−	−	−	−	−	−	−	−	−	33	33
Net income	−	−	−	−	−	−	−	−	−	−	−	6,622	6,622	11	6,633
Other comprehensive income	−	−	−	(7,435)	(5,592)	−	(191)	−	−	−	−	−	(13,218)	(158)	(13,376)
Appropriations:
Dividends	−	−	−	−	−	−	−	−	−	−	−	(357)	(357)	(120)	(477)
	107,380	(279)	1,067	(68,478)	(15,165)	(10,015)	(1,005)	7,919	2,182	720	42,235	5,960	72,521	1,451	73,972
Balance at September 30, 2018		107,101	1,067				(94,663)				53,056	5,960	72,521	1,451	73,972

	107,380	(279)	1,067	(67,316)	(13,292)	(13,224)	(953)	8,257	2,452	923	46,529	−	71,544	1,631	73,175
Balance at December 31, 2018		107,101	1,067				(94,785)				58,161	−	71,544	1,631	73,175
Realization of deemed cost	−	−	−	−	−	−	1	−	−	−	−	(1)	−	−	−
Capital transactions	−	(1)	−	−	−	−	−	−	−	−	−	−	(1)	(671)	(672)
Net income	−	−	−	−	−	−	−	−	−	−	−	8,170	8,170	118	8,288
Other comprehensive income (loss)	−	−	−	(2,555)	(2,674)	1	63	−	−	−	−	−	(5,165)	(26)	(5,191)
Appropriations:
Dividends	−	−	−	−	−	−	−	−	−	−	−	(1,008)	(1,008)	(210)	(1,218)
	107,380	(280)	1,067	(69,871)	(15,966)	(13,223)	(889)	8,257	2,452	923	46,529	7,161	73,540	842	74,382
Balance at September 30, 2019		107,100	1,067				(99,949)				58,161	7,161	73,540	842	74,382

The notes form an integral part of these interim financial statements.

Petróleo Brasileiro S.A. – Petrobras Notes to the financial statements – unaudited (Expressed in millions of US Dollars, unless otherwise indicated)

1.	Basis of preparation
1.1.	Statement of compliance and authorization of unaudited consolidated interim financial statements

These unaudited consolidated interim financial statements have been prepared and presented in accordance with IAS 34 – “Interim Financial Reporting” as issued by the International Accounting Standards Board (IASB). They present the significant changes in the period, avoiding repetition of certain notes to the annual financial statements previously reported. Hence, they should be read together with the Company’s audited annual financial statements for the year ended December 31, 2018, which include the full set of notes.

At January 1, 2019, the Company adopted IFRS 16 – Leases and IFRIC 23 – Uncertainty over Income Tax Treatments. The changes in accounting policies arising from the application of these standards are presented in note 3.

In May 2019, the Company’s Board of Directors approved the model for an additional sale of its interest in the subsidiary Petrobras Distribuidora (BR), carried out through a secondary public offering (follow-on) and, in July 2019, the preliminary prospectus was approved by the Brazilian Association of Financial and Capital Market Entities ("ANBIMA"). The secondary public offering was successful and, on July 25, 2019, the transaction was closed, when Petrobras lost control of BR.

Accordingly, all the requirements were met to classify this investment as a discontinued operation, in accordance with IFRS 5 - Non-current Assets Held for Sale and Discontinued Operations, since it represents a separate major line of business. The consolidated statements of income and cash flows for the three and nine-month periods ended September 30, 2019 present net income, operating, investing and financing cash flows relating to this investment in separate line items, as a net result of discontinued operations. Additionally, the consolidated statements of income and cash flows for the three and nine-month periods ended September 30, 2018 were adjusted in a similar manner, to meet IFRS 5.

These unaudited consolidated interim financial statements were approved and authorized for issue by the Company’s Board of Directors in a meeting held on October 24, 2019.

1.2.	Functional and presentation currency

The functional currency of Petrobras and all of its Brazilian subsidiaries is the Brazilian Real. The functional currency of most of the Petrobras entities that operate outside Brazil is the U.S. dollar.

Petrobras has selected the U.S. dollar as its presentation currency to facilitate a more direct comparison to other oil and gas companies. The financial statements have been translated from the functional currency (Brazilian real) into the presentation currency (U.S. dollar). All assets and liabilities are translated into U.S. dollars at the closing exchange rate at the date of the financial statements; income and expenses, as well as cash flows are translated into U.S. dollars using the average exchange rates prevailing during the period. All exchange differences arising from the translation of the consolidated financial statements from the functional currency into the presentation currency are recognized as cumulative translation adjustments (CTA) within accumulated other comprehensive income in the consolidated statements of changes in shareholders’ equity.

Brazilian Real x U.S. Dollar	Sep 2019	Jun 2019	Mar 2019	Dec 2018	Sep 2018	Jun 2018	Mar 2018
Quarterly average exchange rate	3.97	3.92	3.77	3.81	3.95	3.61	3.24
Period-end exchange rate	4.16	3.83	3.90	3.87	4.00	3.86	3.32

2.	The “Lava Jato” (Car Wash) Operation and its effects on the Company

The Company has monitored the progress of investigations under the “Lava Jato” Operation and, in the preparation of these unaudited interim financial statements for the period ended September 30, 2019, did not identify any additional information that would affect the adopted calculation methodology to write off, in the third quarter of 2014, amounts overpaid for the acquisition of property, plant and equipment. The Company will continue to monitor these investigations for additional information in order to assess their potential impact on the adjustment made.

In the nine-month period ended September 30, 2019, new leniency and plea agreements entitled the Company to receive funds with respect to compensation for damages, in the amount of US$ 191, accounted for as other income and expenses (US$ 439 in the same period of 2018). Thus, the total cumulative amount recovered from the “Lava Jato” investigation through September 30, 2019 is US$ 1,103 (US$ 912 through December 31, 2018).

Petróleo Brasileiro S.A. – Petrobras Notes to the financial statements – unaudited (Expressed in millions of US Dollars, unless otherwise indicated)

2.1.	Investigations involving the Company

On September 27, 2018, the Company settled the open matters with the U.S. Department of Justice (DoJ) and the U.S. Securities and Exchange Commission (SEC) investigation concerning the Company’s internal controls, books and records, and financial statements from 2003 to 2012.

These agreements fully resolve the inquiries carried out by these authorities. Following this agreement, the Company paid US$ 85 to the DoJ in 2018 and the same amount to the SEC in the first quarter of 2019. Additionally, the agreements also credit a remittance of US$ 683 to the Brazilian authorities, which Petrobras deposited in January 2019 into a court deposit account. The Company fully recognized the effects of these settlements as other income and expenses in the third quarter of 2018.

This resolution met the best interest of the Company and its shareholders, and eliminated uncertainties, risks, burdens and costs of potential litigations in the United States.

In May 2019, the U.S. Commodity Futures Trading Commission (“CFTC”) contacted Petrobras with an inquiry regarding trading activities related to the Lava Jato Operation. Petrobras reiterates that it will continue to cooperate with the regulatory authorities, including the CFTC, regarding any inquiry, reinforcing its commitment to integrity and transparency.

3.	Summary of significant accounting policies

The same accounting policies and methods of computation were followed in these consolidated interim financial statements as those followed in the preparation of the annual financial statements of the Company for the year ended December 31, 2018, except for the changes arising from the adoption of IFRS 16 – Leases and IFRIC 23 - Uncertainty over Income Tax Treatments, which became effective on January 1, 2019.

3.1.	IFRS 16 – Leases

IFRS 16 sets out the principles for the recognition, measurement, presentation and disclosure of leases, from the lessees and lessors’ perspectives.

Among the changes arising from IFRS 16, this standard eliminated the classification of leases as either operating or finance leases for lessees, providing for a single lessee accounting model in which all leases result in the recognition of a right-of-use asset and a lease liability.

Following the adoption of IFRS 16, lease payments under operating leases are not charged to operating results on accrual basis. Instead, depreciation of the right to use a leased asset, as well as the finance expenses and foreign exchange gains or losses over the lease liability, affect the results. See notes 9, 14 and 25 for the impacts of such payments in the statement of income for the period.

The Company applies the short-term lease exemption and recognizes payments associated with such leases as expenses over the term of the arrangements.

In the statement of cash flows, the lease payments previously presented within Cash flows from operating and investing activities are presented from 2019 onwards as Cash flows from financing activities, comprising the settlement of lease liabilities. However, such change does not affect the Company’s cash and cash equivalents balance.

The company did not apply the recognition exemption related to leases for which the underlying asset is of low value.

According to the transition provisions set forth in IFRS 16, the Company applied this standard retrospectively with the cumulative effect of its initial application recognized at January 1, 2019, without restatement of prior period information, and the following practical expedients were chosen:

Petróleo Brasileiro S.A. – Petrobras Notes to the financial statements – unaudited (Expressed in millions of US Dollars, unless otherwise indicated)

a)	Application of this Standard to contracts that were previously identified as leases (note 18.2 to the Company’s audited financial statements ended December 31 ,2018);
b)

Lease liabilities measured at the present value of the remaining lease payments, net of applicable recoverable taxes, discounted by the lessee’s incremental borrowing rate at the date of initial application;

c)

Recognition of right-of-use assets at an amount equal to the lease liability, adjusted by the amount of any prepaid or accrued lease payments relating to that lease recognized in the statement of financial position immediately before the date of initial application, excluding initial direct costs.

Foreign exchange gains and losses arising from lease arrangements denominated in U.S. dollars were designated for hedging relationship according to the current cash flow hedge accounting policy involving the Company’s future exports.

Disclosure

At January 1, 2019, the Company accounted for right-of-use assets and lease liabilities at the same amount (US$ 26,575) and, as a result, the impacts arising from the initial application of this standard did not affect equity. The right-of-use assets are presented as Property, plant and equipment (PP&E), primarily comprising the following underlying assets: oil and gas producing units, vessels, lands and buildings, helicopters, drilling rigs and other exploration and production equipment. The lease liabilities are presented as a separate line item in the statement of financial position.

Right-of-use by underlying asset
Oil and gas producing units	12,925
Vessels	11,996
Lands and buildings	1,011
Others	643
Total	26,575

Reconciliation between operating lease commitments disclosed as of December 31, 2018 and lease liabilities recognized at the date of initial application is presented below:

Commitment to operating lease as of December 31, 2018	95,379
Commitments for which lease terms have not commenced	(54,825)
Discount	(9,980)
Short-term leases and others	(3,999)
Initial application	26,575
Finance lease (IAS 17) recognized at December 31, 2018	185
Lease liability at January1, 2019	26,760

In the statement of cash flows, the lease payments previously presented within Cash flows from operating and investing activities are presented as cash flows from financing activities. These amounts totaled US$ 3,722 in the nine-month period ended September 30, 2019.

Key estimates and judgments

The incremental borrowing rates used to determine the present value of the remaining lease payments were determined mainly based on the Company’s cost of funding based on yields of bonds issued by the Company, adjusted according to the terms and currency of the lease arrangements, economic environment of the country where the lessee operates and similar collaterals.

The average incremental borrowing rate was 6.06% p.a. at the adoption of IFRS 16.

Other significant matters

The changes arising from the adoption of IFRS 16 did not impact the Company’s business practice and there was no need to renegotiate covenant clauses in finance debts.

Petróleo Brasileiro S.A. – Petrobras Notes to the financial statements – unaudited (Expressed in millions of US Dollars, unless otherwise indicated)

3.2.	IFRIC 23 – Uncertainty over Income Tax Treatments

IFRIC 23 clarifies how to apply the recognition and measurement requirements in IAS 12 when there is uncertainty over income tax treatments. The Company did not identify any material impact arising from IFRIC 23.

4.	Cash and cash equivalents and Marketable securities
4.1.	Cash and cash equivalents

Cash and cash equivalents comprise cash in hand, term deposits with banks and short-term highly liquid financial investments that are readily convertible to known amounts of cash, are subject to insignificant risk of changes in value and have a maturity of three months or less from the date of acquisition.

	09.30.2019	12.31.2018
Cash at bank and in hand	380	863

Short-term financial investments
- In Brazil
Brazilian interbank deposit rate investment funds and other short-term deposits	6,005	1,875
Other investment funds	18	12
	6,023	1,887
- Abroad
Time deposits	1,661	3,823
Automatic investing accounts and interest checking accounts	4,456	6,708
Other financial investments	659	618
	6,776	11,149
Total short-term financial investments	12,799	13,036
Total cash and cash equivalents	13,179	13,899

Short-term financial investments in Brazil primarily consist of investments in funds holding Brazilian Federal Government Bonds that can be redeemed immediately, as well as repo operations, that mature within three months as of the date of their acquisition. Short-term financial investments abroad comprise time deposits that mature in three months or less from the date of their acquisition, highly-liquid automatic investment accounts, interest checking accounts and other short-term fixed income instruments.

4.2.	Marketable securities
	09.30.2019	12.31.2018
	Total	Total
Fair value through profit or loss	1,303	1,083
Fair value through other comprehensive income	5	8
Amortized cost	43	45
Total	1,351	1,136
Current	1,303	1,083
Non-current	48	53

Marketable securities classified as fair value through profit or loss refer mainly to investments in Brazilian Federal Government Bonds. These financial investments have maturities of more than three months and are generally classified as current assets due to their maturity or the expectation of their realization in the short term.

Petróleo Brasileiro S.A. – Petrobras Notes to the financial statements – unaudited (Expressed in millions of US Dollars, unless otherwise indicated)

5.	Trade and other receivables
5.1.	Trade and other receivables, net
	09.30.2019	12.31.2018

Receivables from contracts with customers
Third parties	4,445	6,614
Related parties
Investees (note 15.1)	1,100	682
Receivables from the electricity sector (note 5.4) (*)	337	4,400
Subtotal	5,882	11,696
Other trade receivables
Third parties
Receivables from divestments (**)	1,289	1,296
Finance lease receivables	490	519
Other receivables	1,241	1,325
Related parties
Diesel subsidy (note 15.1)	-	400
Petroleum and alcohol accounts - receivables from Brazilian Government	292	307
Subtotal	3,312	3,847
Total trade receivables	9,194	15,543
Expected credit losses (ECL) - Third parties	(2,485)	(3,390)
Expected credit losses (ECL) - Related parties	(40)	(915)
Total trade receivables, net	6,669	11,238
Current	4,201	5,746
Non-current	2,468	5,492
(*)It includes the amount of US$ 174 at September 30, 2019 (US$ 199 at December 31, 2018) regarding finance lease receivable from Amazonas Distribuidora de Energia.
(**) It comprises receivable from the divestment of NTS and contingent payments from the sale of interest in Roncador field.

Amounts related to the Diesel Price Subsidy Program (as set out in note 15.1) were fully received by February 2019.

Trade and other receivables are generally classified as measured at amortized cost, except for receivables with final prices linked to changes in commodity price after their transfer of control, which are classified as measured at fair value through profit or loss. Changes in such prices during the nine-month period ended September 30, 2019 amounted to US$ 305.

5.2.	Aging of trade and other receivables – third parties
	09.30.2019		12.31.2018

	Trade receivables	Expected credit losses	Trade receivables	Expected credit losses
Currentx	4,859	(396)	5,863	(360)
Overdue:
1-90 days	232	(9)	484	(54)
91-180 days	90	(12)	35	(12)
181-365 days	74	(17)	48	(20)
More than 365 days	2,210	(2,051)	3,325	(2,944)
Total	7,465	(2,485)	9,755	(3,390)

Petróleo Brasileiro S.A. – Petrobras Notes to the financial statements – unaudited (Expressed in millions of US Dollars, unless otherwise indicated)

5.3.	Changes in provision for expected credit losses
	Jan-Sep/2019	Jan-Dec/2018
Opening balance	4,305	5,945
Initial application of IFRS 9	-	122
Additions	123	104
Write-offs	(925)	(1,253)
Transfer of assets held for sale	(866)	6
Cumulative translation adjustment	(112)	(619)
Closing balance	2,525	4,305
Current	1,074	1,715
Non-current	1,451	2,590

In the nine-month period ended September 30, 2019, the write-offs primarily relate to the termination of a lawsuit, in the amount of US$ 766, as set out in note 5.4.

In 2018, write-offs in the balance of expected credit losses primarily reflect the effects related to the agreements signed with companies from electricity sector.

5.4.	Trade receivables – electricity sector (isolated electricity system in the northern region of Brazil)
Receivables from electricity sector	Receivables outside the scope of DAAs	DAA 2014	DAA 2018	Lease receivables	Others	Total
Receivables	1,348	2,560	739	199	1	4,847
ECL	(1,182)	(5)	(1)	-	(1)	(1,189)
Balance at December 31, 2018	166	2,555	738	199	−	3,658
Sales	695	-	-	-	-	695
Amounts received	(687)	(2,466)	(645)	(29)	-	(3,827)
Interest	11	114	34	17	-	176
Derecognition of receivables	(879)	-	-	-	-	(879)
Agreements in 2018	-	-	217	-	-	217
Discount on transfer of rights	-	(128)	-	-	-	(128)
(Additions)/reversals of ECL	(10)	2	-	(8)	-	(16)
Derecognition of receivables - ECL	866	-	-	-	-	866
Transfer to assets held for sale (*)	(6)	(23)	(200)	-	-	(229)
CTA	(16)	(54)	(20)	(12)	-	(102)
Balance at September 30, 2019	140	−	124	167	−	431
Receivables	189	-	124	174	-	487
ECL	(49)	-	-	(7)	-	(56)
Balance at September 30, 2019	140	−	124	167	−	431
(*) Amounts relate to BR receivables that were transferred to assets held for sale at June 30, 2019.

	Receivables	ECL	Total
Related parties - Eletrobras Group
Eletrobras	124	−	124
Amazonas Geração e Transmissão - AmGT	213	(39)	174
Total	337	(39)	298
Third parties
Cia de Gás do Amazonas - CIGÁS	135	(4)	131
Cia de Eletricidade do Amapá - CEA	14	(13)	1
Others	1	-	1
Total	150	(17)	133
Balance at September 30, 2019	487	(56)	431
Balance at December 31, 2018	4,847	(1,189)	3,658

Petróleo Brasileiro S.A. – Petrobras Notes to the financial statements – unaudited (Expressed in millions of US Dollars, unless otherwise indicated)

On July 31, 2019, Petrobras, Eletrobras and Amazonas Energia requested the termination of the lawsuit filed by Petrobras against debtors Eletrobras and Amazonas Energia, in the amount of US$ 766, as set out in an out-of-court settlement signed by these three companies, and in the Debt Assumption Agreement signed on December 3, 2018 (DAA 2018).

Following the filing of the petition requesting the out-of-court settlement, all conditions precedent provided for in this DAA were fulfilled and Eletrobras became the debtor to this agreement, the only instrument that remained without formal acknowledgment of this obligation. The debt assumption by Eletrobras improved the profile of the debt, due to a better credit rating given by the risk agencies to the new debtor.

Thus, at September 30, 2019, these receivables which were outside the scope of the DAAs and the corresponding provision for expected credit losses (ECL) were derecognized, with no net effect in the statement of income, since the totality of the credits were covered by the ECL.

On August 2, 2019, Eletrobras prepaid the amount of US$ 321 of the DAA 2018 (among other amounts received), for which the remaining balance at September 30, 2019 is US$ 124.

On September 20, 2019, Petrobras and Apolo Fundo de Investimento em Direitos Creditórios entered into an assignment agreement without recourse relating to the credit rights under the debt acknowledgement by energy distributors in 2014 (DAA 2014), whose financial settlement occurred on September 26, 2019, for the amount of US$ 2,251, with a US$ 128 discount, accounted for as finance expenses.

The credits relating to DAA 2018 were not subject to such assignment agreement and will continue to be settled according to contractual conditions.

Regarding the gas supply, following the assignment of the gas trading agreement from Amazonas Energia (AME) to Amazonas Geração e Transmissão (AmGT), which occurred in December 2018, no further delays or defaults were identified.

6.	Inventories
	09.30.2019	12.31.2018
Crude oil	3,453	4,150
Oil products	2,262	2,758
Intermediate products	616	610
Natural gas and Liquefied Natural Gas (LNG)	97	122
Biofuels	23	150
Fertilizers	20	78
Total products	6,471	7,868
Materials, supplies and others	1,111	1,119
Total	7,582	8,987

In the nine-month period ended September 30, 2019, the Company recognized a US$ 6 loss within cost of sales, adjusting inventories to net realizable value (a US$ 36 loss within cost of sales in the nine-month period ended September 30, 2018) primarily due to changes in international prices of crude oil and oil products.

At September 30, 2019, the Company had pledged crude oil and oil products volumes as collateral for the Terms of Financial Commitment (TFC) signed by Petrobras and Petros in 2008, without any significant changes in relation to the amounts disclosed on December 31, 2018.

7.	Disposal of assets and other changes in organizational structure

The major classes of assets and liabilities classified as held for sale are shown in the following table:

Petróleo Brasileiro S.A. – Petrobras Notes to the financial statements – unaudited (Expressed in millions of US Dollars, unless otherwise indicated)

	Operating segment			09.30.2019	12.31.2018
	E&P	Gas & Power	Corporate	Total	Total
Assets classified as held for sale
Cash and Cash Equivalents	-	-	−	-	40
Trade receivables	-	-	−	-	39
Inventories	-	-	−	-	47
Investments	623	-	−	623	973
Property, plant and equipment	3,730	75	−	3,805	745
Others	103	-	6	109	102
Total	4,456	75	6	4,537	1,946
Liabilities on assets classified as held for sale
Trade Payables	-	-	-	-	1
Finance debt	-	-	1,049	1,049	-
Provision for decommissioning costs	3,318	-	-	3,318	932
Others	-	-	-	-	50
Total	3,318	−	1,049	4,367	983

As of September 30, 2019, the amounts refer to (i) the sale of the Company’s interest in Petrobras Oil and Gas BV (corresponding to 50% of the joint venture); (ii) 50% working interest in Tartaruga Verde and Module III of Espadarte fields; (iii) Pampo and Enchova groups of fields; (iv) Baúna field (awarded area BM-S-40); (v) 34 onshore fields located in Potiguar Basin in Rio Grande do Norte; (vi) three fields in the Campos Basin (Pargo, Carapeba and Vermelho fields, comprising the Nordeste group); (vii) sale of the Company’s working interest in the fields of Macau group, in Potiguar basin; (viii) the sale of Rômulo Almeida and Celso Furtado thermoelectric power generation plants; and (ix) the remaining 10% interest in Lapa field.

The most significant progresses under the divestment process in 2019 are described below:

a)	Sale of interest in three offshore producing fields in Campos basin

On November 28, 2018, the Company’s Board of Directors approved the sale of 100% interest in Pargo, Carapeba and Vermelho fields (the Nordeste group of fields), located in shallow waters on the coast of the state of Rio de Janeiro, to Perenco company. The transaction value amounts to US$ 370, of which 20% (US$ 74) was paid at the contract signature, and the remaining balance will be paid at the transaction closing, subject to price adjustments.

On October 8, 2019, after all conditions precedent had been met, the sale was closed with the additional payment of US$ 324 to Petrobras, including price adjustments.

b)	Sale of onshore producing fields in Potiguar basin

On December 27, 2018, the Company’s Board of Directors approved the sale of its total interest in 34 onshore producing fields, located in Potiguar basin, in the state of Rio Grande do Norte, to the company 3R Petroleum, in the amount of US$ 453. However, the transaction was not consummated.

Accordingly, the Company promptly reassessed the other offers and accepted PetroRecôncavo’s offers in the amount of US$ 384, which was the second highest amount offered for this sale. Of this amount, US$ 61 is conditioned on the extension of the concession to be granted by the Brazilian Agency of Petroleum, Natural Gas and Biofuels - ANP and its present value is US$ 47. The agreement was signed on April 25, 2019, when PetroRecôncavo disbursed US$ 29 in advance.

The corresponding assets and liabilities of this transaction are classified as held for sale as of September 30, 2019 as the conclusion of the transaction is still subject to certain conditions precedent, such as ANP and Institute of Environmental Defense (Instituto de Defesa do Meio Ambiente - IDEMA) approvals.

c)	Sale of Baúna field

On July 24, 2019, Petrobras signed a contract for the sale of 100% of its interest in the Baúna field (awarded area BM-S-40), located in shallow waters in the Santos Basin, to Karoon Petróleo & Gás Ltda., a subsidiary of Karoon Energy Ltd (“Karoon”). This transaction amounts to US$ 665, of which US$ 50 was paid at the signing date and the remaining will be paid at the closing of this transaction, including price adjustments.

Petróleo Brasileiro S.A. – Petrobras Notes to the financial statements – unaudited (Expressed in millions of US Dollars, unless otherwise indicated)

This transaction is subject to customary conditions precedent, such as approval by the ANP. Thus, the corresponding assets and liabilities are classified as held for sale as of September 30, 2019.

d)	Sale of Pampo and Enchova groups of fields

On July 24, 2019, Petrobras signed a contract for the sale of 100% of its interest in the Pampo and Enchova groups, located in shallow waters in the Campos Basin, comprising Enchova, Enchova Oeste, Marimbá, Piraúna, Bicudo, Bonito, Pampo, Trilha, Linguado and Badejo fields, to Trident Energy do Brasil LTDA, a subsidiary of Trident Energy L.P. (“Trident Energy”).

This transaction amounts to US$ 851, of which US$ 53 was paid at the signing date and the remaining will be paid at the closing of this transaction, including price adjustments.

The transaction closing is subject to the fulfillment of some conditions precedent, such as the approval by the ANP and a license to be issued by the Brazilian Institute of the Environment and Renewable Natural Resources (IBAMA). Thus, the corresponding assets and liabilities are classified as held for sale as of September 30, 2019.

e)	Sale of producing fields in Macau group of fields in the Potiguar Basin

On August 9, 2019, Petrobras signed a contract for the sale of its interest in a set of onshore and offshore producing fields in the Potiguar Basin, denominated the Macau group of fields, located in the state of Rio Grande do Norte, to SPE 3R Petroleum S.A., a wholly owned subsidiary of 3R Petroleum e Participações S.A.

The Macau group comprises the Aratum, Macau, Serra, Salina Cristal, Lagoa Aroeira, Porto Carão and Sanhaçu fields. Petrobras holds a 100% interest in all these concessions, except for the Sanhaçu field, in which it is the operator with a 50% interest, and the remaining 50% interest belongs to Petrogal.

The sale price is US$ 191, of which US$ 48 was paid upon signature of the contract and the remaining balance will paid upon transaction closing, including price adjustments.

This transaction is subject to customary conditions precedent, such as approval by the ANP. Thus, the corresponding assets and liabilities are classified as held for sale as of September 30, 2019.

f)	Sale of distributors in Paraguay

On June 26, 2018 the Company entered into a Sale and Purchase Agreement (SPA) related to the sale to Copetrol Group of its entire interest held through its wholly-owned subsidiary Petrobras International Braspetro B.V. (PIB BV) in Petrobras Paraguay Distribución Limited (PPDL UK), Petrobras Paraguay Operaciones y Logistica SRL (PPOL) and Petrobras Paraguay Gas SRL (PPG).

On March 8, 2019, this sale was completed after the fulfilment of all conditions precedent and the payment of US$ 332 to the Company, which includes US$ 45 of cash and cash equivalents of the companies and US$ 7 relating to working capital adjustment. This amount sums to the US$ 49 deposited in an escrow account at the signing date (June 27, 2018). As a result of this transaction, the Company recognized a US$ 141 gain within other income and expenses. In addition, a US$ 34 loss relating to cumulative translation adjustment previously recognized in shareholders' equity was reclassified to the statement of income, within other income and expenses, due to the depreciation of the Paraguayan Guarani against the US dollar, accumulated since the acquisition of the investment.

g)	Sale of Pasadena Refinery

On January 30, 2019, Petrobras America Inc. (PAI) entered into a SPA with Chevron USA Inc. (Chevron) for the sale of the shares held by PAI on Pasadena Refining System Inc. (PRSI) and PRSI Trading LLC (PRST), which comprise the Pasadena refining system in the United States.

On May 1, 2019, this sale was concluded after the fulfillment of conditions precedent. Accordingly, the amount of US$ 467 was received by the Company, of which US$ 350 relates to shares of the Pasadena refinery and the remaining US$ 117 to its working capital, subject to price adjustments.

At the transaction closing, a US$ 49 loss was accounted for as other income and expenses.

Petróleo Brasileiro S.A. – Petrobras Notes to the financial statements – unaudited (Expressed in millions of US Dollars, unless otherwise indicated)

h)	Sale of 50% working interest in Tartaruga Verde and Module III of Espadarte fields

On April 25, 2019, Petrobras entered into an agreement with Petronas Petróleo Brasil Ltda. (“PPBL”), for the sale of 50% working interest in Tartaruga Verde field (BM-C-36 Concession) and Module III of Espadarte field. Petrobras will maintain a 50% working interest and the operation of the field. The transaction amounts to US$ 1,294, to be paid in two tranches: (i) US$ 259 paid at the signing date; and (ii) US$ 1,035 at the closing date, subject to price adjustments.

The conclusion of the transaction is subject to the conditions precedent provided in the agreement, such as the approval by the ANP. Therefore, the corresponding assets and liabilities of this transaction are classified as held for sale as of September 30, 2019.

i)	Sale of interest in Transportadora Associada de Gás - TAG

On April 25, 2019, the Company entered into an agreement for the sale of a 90% interest in TAG to a group formed by ENGIE and the Canadian fund Caisse de Dépôt et Placement du Québec (CDPQ), acting through Aliança Transportadora de Gás Participações S.A. (“Aliança”), a Brazilian private company, to take over the control of TAG.

On June 13, 2019, after the fulfilment of all conditions precedent, this sale was closed for US$ 8.5 billion, with the settlement as follows:

•	US$ 7.5 billion for the acquisition of 90% of TAG’s shares;
•

US$ 0.5 billion relating to the sale of additional shares, so that the Company will preserve a 10% interest in TAG after the corporate restructuring carried out by the new controlling shareholder of TAG.

•	Aliança made a loan to TAG, to repay the remaining debt with BNDES, in the amount of US$ 0.5 billion.

On September 2, 2019, TAG incorporated Aliança, when Petrobras transferred 64,016 common shares issued by TAG to the new controlling shareholders in return for the US$ 0.5 billion received in June 2019.

Following the closing of the transaction, a US$ 5.5 billion gain was accounted for in the second quarter of 2019, within other income and expenses.

In the scope of this transaction, Petrobras remained responsible for certain TAG contingencies, in the amount of US$ 0.6 billion, classified as contingent liabilities.

Petrobras will continue to use natural gas transportation services rendered by TAG, through contracts already in force between the two companies, with no impacts on its operations.

j)	Public offer of shares of Petrobras Distribuidora (BR)

On May 22, 2019, the Company’s Board of Directors approved the sale of a further portion of its interest in Petrobras Distribuidora (BR), to be carried out through a secondary public offering (follow-on).

On July 23, 2019, the Board of Directors approved the sale of 349,500,000 shares at a price per share of US$ 6.5123 (R$ 24.50).

On July 25, 2019, an overallotment option was fully exercised and the number of shares offered increased by 43,687,500, under the same conditions and at the same price per share initially offered. Thus, the offering amount totaled US$ 2,561 and Petrobras' interest in BR's capital stock was reduced to 37.50%. After the closing of this operation, Petrobras is no longer the controlling shareholder of BR.

The Company recognized a US$ 2,221 gain (US$ 3,349 before taxes), including the remeasurement of the remaining interest in the amount of US$ 1,780, as a result of this operation, accounted for as net income from discontinued operations in the third quarter of 2019.

The supply relationship will continue after the disposal as this transaction does not change the current supply contracts.

As BR represented a separate major line of business, the disposed interest is considered a discontinued operation, for which the statements of income and cash flows are presented below:

Petróleo Brasileiro S.A. – Petrobras Notes to the financial statements – unaudited (Expressed in millions of US Dollars, unless otherwise indicated)

Statement of income for the discontinued operation

	Jan - Jul/2019	Jan-Sep/2018	Jul/2019	Jul - Sep/2018

Sales revenues	5,735	8,336	914	2,325
Cost of sales	(4,886)	(7,119)	(815)	(1,941)
Gross profit	849	1,217	99	384

Income (expenses)
Selling expenses	(439)	(625)	(60)	(196)
General and administrative expenses	(116)	(163)	(16)	(49)
Other taxes	(14)	(67)	(1)	(53)
Other income and expenses (*)	(15)	178	31	266
	(584)	(677)	(46)	(32)
Income before finance income (expense) and income taxes	265	540	53	352
Net finance income (expense)	138	158	24	97
Net income before income taxes	403	698	77	449
Income taxes	(150)	(276)	(28)	(176)
Net income for the period from discontinued operations - BR	253	422	49	273
Gain on sale of interest	3,515	−	3,515	−
Income taxes on the gain on sale of interest	(1,208)	−	(1,208)	−
Net income for the period from discontinued operations	2,560	422	2,356	273

Petróleo Brasileiro S.A. – Petrobras Notes to the financial statements – unaudited (Expressed in millions of US Dollars, unless otherwise indicated)

Statement of cash flows for the discontinued operation

	Jan-Jul/2019	Jan-Sep/2018
Cash flows from Operating activities
Net income for the period	2,560	422
Adjustments for:
Pension and medical benefits (actuarial expense)	73	92
Depreciation, depletion and amortization	76	88
Foreign exchange, indexation and finance charges	(132)	(175)
Deferred income taxes, net	136	276
Others	105	19

Decrease (Increase) in assets
Trade and other receivables, net	451	156
Other assets	(159)	9
Increase (Decrease) in liabilities
Trade payables	(171)	(136)
Pension and medical benefits	(138)	(37)
Other liabilities	(45)	(360)
Income taxes paid	(102)	−
Net income from discontinued operations (*)	(2,331)	−
Net cash provided by operating activities	323	354
Cash flows from Investing activities
Acquisition of PP&E and intangibles assets	(81)	(79)
Proceeds from disposal of assets - Divestment	1,829	−
Divestment (Investment) in marketable securities	61	82
Others	3	1
Net cash (used in) provided by investing activities	1,812	4
Cash flows from Financing activities
Proceeds from financing	−	244
Repayment of principal	(30)	(41)
Repayment of interest	(60)	(56)
Dividends paid to Shareholders of Petrobras	(387)	(262)
Others	(31)	56
Net cash used in financing activities	(508)	(59)
(*) In July 2019, it includes unrealized gains amounting to US$ 24.

7.2.	Cash flows from sales of interest with loss of control

In 2019 and 2018, the Company disposed of its interest in certain subsidiaries over which control was lost. The following table summarizes cash flows arising from losing control in subsidiaries:

	Cash received	Cash in subsidiary before losing control	Net Proceeds
2019
Petrobras Paraguay	381	(45)	336
TAG	8,206	(174)	8,033
BR (*)	2,509	(591)	1,917
Total	11,096	(810)	10,286
2018
PetroquímicaSuape e Citepe	435	(14)	421
Total	435	(14)	421
(*) Discontinued operation.

Petróleo Brasileiro S.A. – Petrobras Notes to the financial statements – unaudited (Expressed in millions of US Dollars, unless otherwise indicated)

8.	Investments
8.1.	Investments in associates and joint ventures
	Balance at 12.31.2018	Investments	Restructuring, capital decrease and others (*)	Results of equity-accounted investments	CTA	OCI	Dividends	Balance at 09.30.2019
Joint Ventures	1,170	31	24	168	(37)	−	(157)	1,199
Associates	1,573	5	2,971	195	(304)	64	(47)	4,457
Other investments	16	-	(10)	-	-	-	-	6
Total	2,759	36	2,985	363	(341)	64	(204)	5,662
(*) It includes the transfer of the 10% remaining interest in TAG and the 37.5% remaining interest in BR Distribuidora to Associates (previously consolidated subsidiaries).

Petróleo Brasileiro S.A. – Petrobras Notes to the financial statements – unaudited (Expressed in millions of US Dollars, unless otherwise indicated)

9.	Property, plant and equipment
9.1.	By class of assets
	Land, buildings and improvement	Equipment and other assets (*)	Assets under construction (**)	Exploration and development costs (oil and gas producing properties) (***)	Right-of-use assets	Total
Balance at January 1, 2018	6,665	75,002	42,521	52,462	-	176,650
Additions	4	1,751	8,707	6	-	10,468
Additions to / review of estimates of decommissioning costs	-	-	-	4,778	-	4,778
Capitalized borrowing costs	-	-	1,810	-	-	1,810
Write-offs	(61)	(16)	(327)	(27)	-	(431)
Transfers	(93)	13,720	(18,667)	4,086	-	(954)
Depreciation, amortization and depletion	(359)	(6,529)	-	(5,028)	-	(11,916)
Impairment recognition	-	(742)	(250)	(1,686)	-	(2,678)
Impairment reversal	-	309	23	226	-	558
Cumulative translation adjustment	(946)	(7,467)	(4,891)	(7,598)	-	(20,902)
Balance at December 31, 2018	5,210	76,028	28,926	47,219	−	157,383
Cost	7,829	128,711	28,926	77,141	-	242,607
Accumulated depreciation, amortization and depletion	(2,619)	(52,683)	-	(29,922)	-	(85,224)
Balance at December 31, 2018	5,210	76,028	28,926	47,219	−	157,383
Adoption of IFRS 16	-	-	-	-	26,575	26,575
Additions	-	874	5,226	6	1,152	7,258
Additions to / review of estimates of decommissioning costs	-	-	-	(19)	-	(19)
Capitalized borrowing costs	-	-	1,009	-	-	1,009
Write-offs	-	(21)	(192)	(8)	(1)	(222)
Transfers	445	8,749	(12,168)	3,849	127	1,002
Transfers to assets held for sale	(760)	(4,642)	(618)	(1,506)	(1,304)	(8,830)
Depreciation, amortization and depletion	(182)	(4,797)	-	(3,519)	(3,665)	(12,163)
Impairment recognition	(2)	(676)	(384)	(130)	-	(1,192)
Impairment reversal	-	20	17	456	-	493
Cumulative translation adjustment	(335)	(4,115)	(1,471)	(3,219)	(1,569)	(10,709)
Balance at September 30, 2019	4,376	71,420	20,345	43,129	21,315	160,585
Cost	6,689	120,916	20,345	71,314	24,693	243,957
Accumulated depreciation, amortization and depletion	(2,313)	(49,496)	-	(28,185)	(3,378)	(83,372)
Balance at September 30, 2019	4,376	71,420	20,345	43,129	21,315	160,585
Weighted average useful life in years	40 (25 to 50) (except land)	20 (3 to 31)		Units of production method	8 (2 to 47)

(*) It is composed of platforms, refineries, thermoelectric power plants, natural gas processing plants, pipelines, rights of use and other operating, storage and production plants, also including exploration and production assets depreciated based on the units of production method.

(**) See note 26 for assets under construction by business area.

(***) It is composed of exploration and production assets related to wells, abandonment and dismantling of areas, signature bonuses associated to proved reserves and other costs directly associated with the exploration and production of oil and gas.

At the adoption of IFRS 16, the Company recognized right-of-use assets at an amount equal to the lease liability. The rights-of-use at September 30, 2019 comprise the following underlying assets:

Petróleo Brasileiro S.A. – Petrobras Notes to the financial statements – unaudited (Expressed in millions of US Dollars, unless otherwise indicated)

	Land, buildings and improvement	Equipment and other assets (*)	Total
Cost	805	23,888	24,693
Accumulated depreciation, amortization and depletion	(74)	(3,304)	(3,378)
Balance at September 30, 2019	731	20,584	21,315
Depreciation charges	77	3,506	3,583
(*) It primarily comprises platforms and vessels.

9.2.	Unitization Agreements

Since 2018, Petrobras has entered into Production Individualization Agreements (Acordos de Individualização da Produção - AIPs) with Pré-Sal Petróleo S.A. (PPSA) and its partners (Shell, Petrogal and Total) in certain E&P consortiums, submitting these agreements to ANP for approval. As of September 30, 2019, a US$ 123 provision is accounted for within other current liabilities.

9.3.	Concession for exploration of oil and natural gas - Assignment Agreement (“Cessão Onerosa”)

Petrobras and the Brazilian Federal Government entered into the Assignment Agreement in 2010, which grants the Company the right to carry out prospecting and drilling activities for oil, natural gas and other liquid hydrocarbons located in the pre-salt area, subject to a maximum production of five billion barrels of oil and gas equivalent. The agreement has a term of forty years and is renewable for a further five years subject to certain conditions. As of September 30, 2019, the Company’s property, plant and equipment include the amount of US$ 17,964 (R$ 74,808 million) related to the Assignment Agreement (US$ 19,306 as of December 31, 2018).

The information gathered made possible the identification of volumes exceeding five billion barrels of oil equivalent.

In April 2019, the National Energy Policy Council (Conselho Nacional de Política Energética – CNPE) enacted Resolution 5/2019 approving the clauses of the draft amending the agreement and, according to this resolution, the Company will be entitled to a reimbursement of US$ 9,058 due to the review of the Assignment Agreement.

On May 21, 2019, the Company’s Board of Directors approved the execution of the Amendment to the Assignment Agreement pursuant to the CNPE’s Resolution 5/2019. This approval is conditioned to (i) budgetary proposal of the Federal Government for the payment to Petrobras, and (ii) the publication of a Ministry of Mines and Energy (Ministério de Minas e Energia – MME) Ordinance on the Co-participation Agreement with no violation of the Company's vested right over the Assignment Agreement and the conditions negotiated in the scope of the revision process, established on the Amendment and on the MME Ordinance 213/2019.

On June 21, 2019, the MME Ordinance 265 was released, governing the Co-Participation Agreement to be negotiated between Petrobras, assignee of the Assignment Agreement, and the winner in the public auction of the exceeding volume of Atapu, Búzios, Itapu and Sépia fields, under the production-sharing agreement of the Assignment Agreement. Hence, on October 23, 2019, the Board of Directors approved the signature of this agreement, conditioned to the Amendment be carried out prior to the surplus auction under the Assignment Agreement.

Due to the features of the review, any credit in favor of the Company will be only confirmed following an amendment to the agreement that results in a contractual right and would support the recognition of an account receivable with a respective reduction in PP&E.

9.4.	Capitalization rate used to determine the amount of borrowing costs eligible for capitalization

The capitalization rate used to determine the amount of borrowing costs eligible for capitalization was the weighted average of the borrowing costs applicable to the borrowings that were outstanding during the period, other than borrowings made specifically for obtaining a qualifying asset. In the the nine-month period ended September 30, 2019, the capitalization rate was 6.30% p.a. (6.42% p.a. in the same period of 2018). Since January 2019, finance costs involving lease arrangements have been taken into account in the computation of the capitalization rate.

Petróleo Brasileiro S.A. – Petrobras Notes to the financial statements – unaudited (Expressed in millions of US Dollars, unless otherwise indicated)

10.	Intangible assets
10.1.	By class of assets

	Rights and Concessions	Software	Goodwill	Total
Balance at January 1, 2018	1,801	321	218	2,340
Addition	841	85	-	926
Capitalized borrowing costs	-	4	-	4
Write-offs	(15)	-	-	(15)
Transfers	(42)	6	14	(22)
Amortization	(14)	(98)	-	(112)
Cumulative translation adjustment	(241)	(46)	(29)	(316)
Balance at December 31, 2018	2,330	272	203	2,805
Cost	2,549	1,592	203	4,344
Accumulated amortization	(219)	(1,320)	-	(1,539)
Balance at December 31, 2018	2,330	272	203	2,805
Addition	8	37	-	45
Capitalized borrowing costs	-	2	-	2
Write-offs	(9)	(5)	-	(14)
Transfers	(82)	(46)	(116)	(244)
Amortization	(8)	(41)	-	(49)
Impairment recognition	(1)	-	-	(1)
Cumulative translation adjustment	(157)	(3)	(5)	(165)
Balance at September 30, 2019	2,081	216	82	2,379
Cost	2,198	1,414	82	3,694
Accumulated amortization	(117)	(1,198)	-	(1,315)
Balance at September 30, 2019	2,081	216	82	2,379
Estimated useful life in years	(*)	5	Indefinite

(*) Mainly composed of assets with indefinite useful lives, which are reviewed annually to determine whether events and circumstances continue to support an indefinite useful life assessment.

11.	Impairment

The Company annually tests its assets for impairment on December 31 or when there is an indication that their carrying amount may not be recoverable.

In the nine-month period ended September 30, 2019, impairment losses were accounted for, in the amount of US$ 627, within other income and expenses, mainly due to:

•

In the nine-month period ended September 30, 2019, in addition to the regular investments made in the first refining unit facilities of Comperj, which are part of the infrastructure for transporting and processing natural gas from the pre-salt layer in the Santos Basin, the Company also made investments, in the amount of US$ 208, relating to environmental licensing of this project, as set out in note 27.3. As described in the last business and management plan approved by the Board of Directors, the resumption of this project still depends on new partnerships, thus additional impairment losses were recognized. In the nine-month period ended September 30, totaling US$ 272, since future cash flows are not expected to return from investments;

•

At September 30, 2019, the Company decided to discontinue the use of platform P-37, located in the Marlim field, which triggered its exclusion from CGU North group, tested for impairment as a single asset, with the recognition of impairment losses in the amount of US$ 319;

•

After the Board of Directors approved the sale of the drillship NS-30 (Vitória 10,000, owned by Drill Ship International B.V. - DSI, a subsidiary of PIB BV), in the nine-month period ended September 30, 2019, a US$ 286 impairment loss was recognized on this transaction;

•

At September 30, 2019, the activity of platform P-09 was permanently ceased, directly affecting the Corvina field and resulting in its exclusion from the CGU North group, triggering impairment losses in the amount of US$ 158;

Petróleo Brasileiro S.A. – Petrobras Notes to the financial statements – unaudited (Expressed in millions of US Dollars, unless otherwise indicated)

•

At June 30, 2019, the Company reviewed the composition of the Parque das Baleias complex, excluding Cachalote and Pirambu fields, which were separately tested for impairment, resulting in a US$ 109 impairment loss, accounted for in the second quarter of 2019;

•

On July 25, 2019, Petrobras approved the sale of 10 concessions located in shallow waters in the Campos Basin (Rio de Janeiro). As a result, the Company reassessed the recoverability of the carrying amount of these assets and, based on their fair value less costs to sell, in the second quarter of 2019 accounted for a reversal of impairment loss in the amount of US$ 494 relating to Badejo, Bicudo, Linguado, Pampo e Trilha fields (Pampo and Enchova Project).

In the nine-month period ended September 30, 2018, the Company recognized a US$ 349 impairment loss, primarily arising from producing properties of oil and gas activities in the Gulf of Mexico in the scope of the agreement with Murphy Oil Corporation to establish a joint venture.

12.	Exploration and evaluation of oil and gas reserves

The exploration and evaluation activities include the search for oil and gas reserves from obtaining the legal rights to explore a specific area to the declaration of the technical and commercial viability of the reserves.

Changes in the balances of capitalized costs directly associated with exploratory wells pending determination of proved reserves and the balance of amounts paid for obtaining rights and concessions for exploration of oil and natural gas (capitalized acquisition costs) are set out in the following table:

Capitalized Exploratory Well Costs / Capitalized Acquisition Costs (*)	Jan-Set/2019	Jan-Dec/2018
Property plant and equipment
Opening Balance	4,132	4,522
Additions to capitalized costs pending determination of proved reserves	337	379
Capitalized exploratory costs charged to expense	(38)	(10)
Transfers upon recognition of proved reserves	12	(95)
Cumulative translation adjustment	(298)	(664)
Closing Balance	4,145	4,132
Intangible Assets	1,836	1,980
Capitalized Exploratory Well Costs / Capitalized Acquisition Costs	5,981	6,112

(*) Amounts capitalized and subsequently expensed in the same period have been excluded from this table.

Exploration costs recognized in the statement of income and cash used in oil and gas exploration and evaluation activities are set out in the following table:

	2019	2018	2019	2018
	Jan-Sep	Jan-Sep	Jul-Sep	Jul-Sep
Exploration costs recognized in the statement of income
Geological and geophysical expenses	271	251	80	85
Exploration expenditures written off (includes dry wells and signature bonuses)	65	72	1	7
Contractual penalties	3	70	(11)	10
Other exploration expenses	5	9	(1)	2
Total expenses	344	402	69	104
Cash used in :
Operating activities	277	260	81	88
Investment activities	363	1,317	165	929
Total cash used	640	1,577	246	1,017

Petróleo Brasileiro S.A. – Petrobras Notes to the financial statements – unaudited (Expressed in millions of US Dollars, unless otherwise indicated)

13.	Finance debt
13.1.	Balance by type of finance debt

	09.30.2019	12.31.2018
In Brazil
Banking Market	4,949	9,576
Capital Market	2,656	3,320
Development banks	1,910	3,346
Others	13	9
Total	9,528	16,251
Abroad
Banking Market	20,300	24,124
Capital Market	32,159	39,627
Development banks	40	41
Export Credit Agency	3,812	3,881
Others	231	251
Total	56,542	67,924
Total finance debt	66,070	84,175
Current	7,715	3,667
Non-current	58,355	80,508

The Company was compliant with debt covenants at September 30, 2019 and there was no change in collateral provided compared to December 31, 2018.

On August 13, 2019, Petrobras give notice to China Development Bank (CDB) about the prepayment of a US$ 5,000 debt maturing in 2027. Thus, as of September 30, 2019, this amount was reclassified to current finance debt. This payment will occur on December 16, 2019.

Petróleo Brasileiro S.A. – Petrobras Notes to the financial statements – unaudited (Expressed in millions of US Dollars, unless otherwise indicated)

13.2.	Changes in finance debt and reconciliation with cash flows from financing activities
	Balance at 12.31.2017	Adoption of IFRS 9	Additions	Principal amortization (*)	Interest amortization (*)	Accrued interest (**)	Foreign exchange/ inflation indexation charges	Cumulative translation adjustment (CTA)	Modification of contractual cash flows	Balance at 12.31.2018

In Brazil	21,930	65	2,442	(5,451)	(1,220)	1,338	27	(2,880)	-	16,251
Abroad	87,116	177	8,644	(27,988)	(4,465)	4,400	1,409	(1,357)	(12)	67,924
	109,046	242	11,086	(33,439)	(5,685)	5,738	1,436	(4,237)	(12)	84,175
	Balance at 12.31.2018		Additions	Principal amortization (*)	Interest amortization (*)	Accrued interest (**)	Foreign exchange/ inflation indexation charges	Cumulative translation adjustment (CTA)	Transfer to liabilities classified as held for sale	Balance at 09.30.2019
In Brazil		16,251	1,220	(5,543)	(592)	677	88	(685)	(1,888)	9,528
Abroad		67,924	3,585	(14,723)	(3,051)	3,052	561	(806)	-	56,542
		84,175	4,805	(20,266)	(3,643)	3,729	649	(1,491)	(1,888)	66,070
Reconciliation to the Statement of Cash Flows
PP&E on credit			(76)	-	-
Debt restructuring			-	(850)	-
Deposits linked to financing			-	-	(175)
Discontinued operations			-	30	50
Net cash used in financing activities			4,729	(21,086)	(3,768)
(*) It includes pre-payments.
(**) It includes premium and discount over notional amounts, as well as gains and losses by modifications in contractual cash flows.

In line with the Company’s Business and Management Plan and following its liability management strategy, the Company recently raised funds in order to repay older debts, as well as aiming at improving the debt repayment profile taking into account its alignment with investments returns over the long run.

In the nine-month period ended September 30, 2019, proceeds from financing amounted to US$ 4,729, principally reflecting: (i) global notes issued in the capital market in the amount of US$ 2,980, of which US$ 737 relates to the reopening of bonds maturing in 2029, and the remaining relates to new bonds issued maturing in 2049; and (ii) debentures issued amounting to US$ 955.

In addition, the Company repaid several finance debts, in the amount of US$ 24,854 notably: (i) US$ 9,863 relating to repurchase of global bonds previously issued by the Company in the capital market, with net premium paid to bond holders amounting to US$ 844; (ii) pre-payment of banking loans in the domestic and international market totaling US$ 8,134; and (iii) pre-payment of US$ 578 with respect to financings with the Brazilian Development Bank (Banco Nacional de Desenvolvimento Econômico e Social – BNDES).

In September 2019, the Company made an offer to exchange Global Notes maturing between 2023 and 2029, in the amount of US$ 3,650, for new Global Notes maturing in 2030 in the amount of US$ 4,115, with net premium amounting to US$ 465 to be paid to the bond holders.

On September 25, 2019, the Company finalized the bookbuilding for the issuance of simple, non-convertible, unsecured debentures amounting to US$ 722 (R$ 3,008 million), which was settled on October 9, 2019.

Petróleo Brasileiro S.A. – Petrobras Notes to the financial statements – unaudited (Expressed in millions of US Dollars, unless otherwise indicated)

The nominal amount will be updated by the Brazilian price index rate (IPCA). The first series debentures, amounting to US$ 367 (R$ 1,529 million), will mature in ten years and will bear interest at IPCA rate plus 3.60% p.a, while the second series, amounting to US$ 355 (R$ 1,479 million) will mature in fifteen years and will bear interest at IPCA rate plus 3.90% p.a.

Petróleo Brasileiro S.A. – Petrobras Notes to the financial statements – unaudited (Expressed in millions of US Dollars, unless otherwise indicated)

13.3.	Summarized information on current and non-current finance debt
Maturity in	2019	2020	2021	2022	2023	2024 onwards	Total (**)	Fair value

Financing in U.S.Dollars (US$)(*):	5,980	1,079	3,301	2,779	5,814	33,291	52,244	59,896
Floating rate debt	5,792	930	1,874	2,156	4,424	9,043	24,219
Fixed rate debt	188	149	1,427	623	1,390	24,248	28,025
Average interest rate	5.3%	5.5%	5.4%	5.4%	5.4%	6.4%	6.1%

Financing in Brazilian Reais (R$):	295	561	591	1,474	1,726	4,882	9,529	9,698
Floating rate debt	97	282	362	1,172	1,521	3,122	6,556
Fixed rate debt	198	279	229	302	205	1,760	2,973
Average interest rate	4.9%	4.0%	4.4%	4.7%	4.6%	4.3%	4.4%

Financing in Euro (€):	18	104	197	377	401	1,392	2,489	3,369
Fixed rate debt	18	104	197	377	401	1,392	2,489
Average interest rate	5.1%	4.7%	4.7%	4.8%	4.6%	4.6%	4.7%

Financing in Pound Sterling (£):	36	26	-	-	-	1,741	1,803	2,217
Fixed rate debt	36	26	-	-	-	1,741	1,803
Average interest rate	6.4%	6.2%	-	-	-	6.3%	6.3%

Financing in other currencies:	5	-	-	-	-	-	5	5
Fixed rate debt	5	-	-	-	-	-	5
Average interest rate	9.8%	-	-	-	-	-	9.8%

Total as of September 30, 2019	6,334	1,770	4,089	4,630	7,941	41,306	66,070	75,185
Average interest rate	5.3%	5.2%	5.2%	5.3%	5.2%	6.3%	5.9%

Total as of December 31, 2018	3,667	3,921	7,012	10,317	11,951	47,307	84,175	85,929
Average interest rate	5.5%	5.9%	5.9%	5.8%	5.8%	6.4%	6.1%
(*) Includes debt raised in Brazil (in Brazilian reais) indexed to the U.S. dollar.
(**)The average maturity of outstanding debt as of September 30, 2019 is 10.42 years (9.14 years as of December 31, 2018).

The fair value of the Company's finance debt is mainly determined and categorized into a fair value hierarchy as follows:

Level 1- quoted prices in active markets for identical liabilities, when applicable, amounting to US$ 37,085 as of September 30, 2019 (US$ 39,057 as of December 31, 2018); and

Level 2 – discounted cash flows based on discount rate determined by interpolating spot rates considering financing debts indexes proxies, taking into account their currencies and also Petrobras’ credit risk, amounting to US$ 38,100 as of September 30, 2019 (US$ 46,872 as of December 31, 2018).

The sensitivity analysis for financial instruments subject to foreign exchange variation is set out in note 29.2.

Petróleo Brasileiro S.A. – Petrobras Notes to the financial statements – unaudited (Expressed in millions of US Dollars, unless otherwise indicated)

13.4.	Lines of credit
						Amount
Company	Financial institution	Date	Maturity	Available (Lines of Credit)	Used	Balance
Abroad

PGT BV	Syndicate of banks	3/7/2018	2/7/2023	4,350	−	4,350
PGT BV	Syndicate of banks	3/27/2019	2/27/2024	3,250	−	3,250
PGT BV	BNP Paribas	12/22/2016	1/9/2021	350	310	40
Petrobras	New Development Bank	8/27/2018	8/27/2022	200	40	160
Total				8,150	350	7,800

In Brazil
Petrobras	Banco do Brasil	3/23/2018	1/26/2023	480	−	480
Petrobras	Bradesco	6/1/2018	5/31/2023	480	−	480
Petrobras	Banco do Brasil	10/4/2018	9/5/2025	480	−	480
Transpetro	Caixa Econômica Federal	11/23/2010	Not defined	79	−	79
Total				1,519	−	1,519

14.	Lease liabilities

The Company is the lessee in agreements primarily including oil and gas producing units, drilling rigs and other exploration and production equipment, vessels and support vessels, helicopters, lands and buildings.

Changes in the balance of lease liabilities are presented below:

	Balance at 12.31.2018	Adoption of IFRS 16	Remeasurement / new contracts	Payment of principal and interest (*)	Unwinding of discount	Foreign exchange gains and losses	Cumulative translation adjustment (CTA)	Transfer to assets and liabilities held for sale	Balance at 09.30.2019
In Brazil	185	5,628	520	(1,041)	273	241	(422)	(189)	5,195
Abroad	-	20,947	584	(2,681)	865	814	(781)	(1,112)	18,636
Total	185	26,575	1,104	(3,722)	1,138	1,055	(1,203)	(1,301)	23,831

Reconciliation to the Statement of Cash Flows
Amounts received				81
Payments relating to discontinued operations				19
Net cash used in financing activities				(3,622)

A maturity schedule of the lease arrangements (nominal amounts) is set out as follows:

Maturity	2019	2020	2021	2022	2023	2024 onwards	Total

Balance at September 30, 2019	1,453	5,469	4,571	3,298	2,544	15,015	32,350

Petróleo Brasileiro S.A. – Petrobras Notes to the financial statements – unaudited (Expressed in millions of US Dollars, unless otherwise indicated)

Payments in certain lease agreements vary due to changes in facts or circumstances occurring after their inception other than the passage of time. Such payments are not included in the measurement of the lease obligations. Variable lease payments in the nine-month period ended September 30, 2019 amounted to US$ 626, representing 17% in relation to fixed payments.

All extension options were included in the measurement of lease obligations.

The sensitivity analysis of financial instruments subject to exchange variation is presented in note 29.2.

In the nine-month period ended September 30, 2019, the Company recognized lease expenses in the amount of US$ 674 relating to short-term leases.

At September 30, 2019, the balance of lease agreements for which the lease term has not commenced, as they relate to assets under construction or not yet available for use, is US$ 49,590.

15.	Related-party transactions

The Company has a related-party transactions policy, which is annually revised and approved by the Board of Directors, and is applicable to all the Petrobras Group, in accordance with the Company’s by-laws.

15.1.	Transactions with joint ventures, associates, government entities and pension plans

The Company has engaged, and expects to continue to engage, in the ordinary course of business in numerous transactions with joint ventures, associates, pension plans, as well as with the Company’s controlling shareholder, the Brazilian Federal Government, which include transactions with banks and other entities under its control, such as financing and banking, asset management and other transactions.

The balances of significant transactions are set out in the following table:

		09.30.2019		12.31.2018

	Assets	Liabilities	Assets	Liabilities
Joint ventures and associates
State-controlled gas distributors (joint ventures)	347	105	307	114
Petrochemical companies (associates)	102	24	90	7
Other associates and joint ventures	651	845	285	744
Subtotal	1,100	974	682	865
Brazilian government – Parent and its controlled entities
Government bonds	2,876	-	1,958	-
Banks controlled by the Brazilian Government	7,650	4,665	7,445	10,332
Receivables from the Electricity sector (note 5.4)	337	-	4,400	−
Petroleum and alcohol account - receivables from the Brazilian Government	292	-	307	-
Diesel Price Subsidy Program	−	-	400	-
Brazilian Federal Government - dividends	-	166	−	324
Empresa Brasileira de Administração de Petróleo e Gás Natural – Pré-Sal Petróleo S.A. – PPSA (*)	-	66	−	144
Others	32	47	64	121
Subtotal	11,187	4,944	14,574	10,921
Pension plans	58	52	59	96
Total	12,345	5,970	15,315	11,882
Current	4,209	1,449	4,345	2,528
Non-Current	8,136	4,521	10,970	9,354
Total	12,345	5,970	15,315	11,882
(*) Purchase of crude oil and natural gas and Production Individualization Agreements (AIPs).

The income/expenses of significant transactions are set out in the following table:

Petróleo Brasileiro S.A. – Petrobras Notes to the financial statements – unaudited (Expressed in millions of US Dollars, unless otherwise indicated)

	2019	2018	2019	2018

	Jan-Sep	Jan-Sep	Jul-Sep	Jul-Sep

Joint ventures and associates
State-controlled gas distributors (joint ventures)	2,094	1,768	724	645
Petrochemical companies (associates)	2,226	2,929	706	1,073
Other associates and joint ventures	2,047	(841)	2,354	(359)
Subtotal	6,367	3,856	3,784	1,359
Brazilian government – Parent and its controlled entities
Government bonds	78	76	25	24
Banks controlled by the Brazilian Government	(526)	(703)	(112)	(193)
Receivables from the Electricity sector (note 5.4)	277	813	69	91
Petroleum and alcohol account - receivables from the Brazilian Government	1	85	(1)	85
Diesel Price Subsidy Program	−	980	−	816
Brazilian Federal Government - dividends	(9)	−	−	−
Empresa Brasileira de Administração de Petróleo e Gás Natural – Pré-Sal Petróleo S.A. – PPSA	(59)	−	11	−
Others	(76)	35	(49)	16
Subtotal	(315)	1,286	(57)	839
Pension plans	-	−	−	−
Total	6,052	5,142	3,727	2,198
Revenues, mainly sales revenues	7,813	6,151	4,650	2,795
Purchases and services	(1,531)	(1,218)	(878)	(580)
Foreign exchange and inflation indexation charges, net	(296)	(212)	(82)	(60)
Finance income (expenses), net	67	421	37	43
Total	6,052	5,142	3,727	2,198

In addition to the aforementioned transactions, Petrobras and the Brazilian Federal Government entered into the Assignment Agreement in 2010, which grants the Company the right to carry out prospecting and drilling activities for hydrocarbons located in the pre-salt area limited to the production of five billion barrels of oil equivalent. For detailed information on Assignment Agreement, see note 9.

During the second quarter of 2019, the wholly owned subsidiary Transpetro signed an agreement with Transportadora Associada de Gás SA - TAG, an associate of Petrobras since June 13, 2019, to provide technical support services for gas transportation for a period of ten years.

For more information on the disposal of TAG, see note 7.

15.2.	Compensation of key management personnel

The total compensation of Executive Officers and Board Members of Petrobras is set out as follows:

		Jan-Sep/2019			Jan-Sep/2018
	Officers	Board members	Total	Officers	Board members	Total
Wages and short-term benefits	2.0	0.3	2.3	2.7	0.3	3.0
Social security and other employee-related taxes	0.8	−	0.8	0.7	−	0.7
Post-employment benefits (pension plan)	0.3	−	0.3	0.2	-	0.2
Variable compensation	2.0	−	2.0	−	−	−
Benefits due to termination of tenure	0.3	−	0.3	−	−	−
Total compensation recognized in the statement of income	5.4	0.3	5.7	3.6	0.3	3.9
Total compensation paid	5.0	−	5.0	3.6	0.3	3.9
Average number of members in the period (*)	7.33	9.67	17.00	7.89	10.00	17.89
Average number of paid members in the period (**)	7.22	5.33	12.55	7.89	6.22	14.11

(*) Monthly average number of members.
(**) Monthly average number of paid members.

Petróleo Brasileiro S.A. – Petrobras Notes to the financial statements – unaudited (Expressed in millions of US Dollars, unless otherwise indicated)

For the nine-month period ended September 30, 2019, charges related to compensation of the board members and executive officers of the Petrobras group amounted to US$ 15 (US$ 18 for the nine-month period ended September 30, 2018).

On September 30, 2019, the Company’s Extraordinary General Meeting approved a change in the overall compensation for executive officers and board members, given the creation of the Executive Office of Digital Transformation and Innovation, setting the total compensation threshold at US$ 8.2 from April 2019 to March 2020.

16.	Provision for decommissioning costs
Non-current liabilities	Jan-Sep/2019	Jan-Dec/2018
Opening balance	15,133	14,143
Adjustment to provision	(19)	4,129
Transfers related to liabilities held for sale (*)	(2,541)	(1,221)
Payments made	(331)	(481)
Interest accrued	552	649
Others	5	51
Cumulative translation adjustment	(945)	(2,137)
Closing balance	11,854	15,133
(*) In 2018, it includes transfer to held for sale related to Campos basin (US$ 850); Potiguar basin (US$ 70) and Lapa field (US$ 11), as set out in note 7.

Petróleo Brasileiro S.A. – Petrobras Notes to the financial statements – unaudited (Expressed in millions of US Dollars, unless otherwise indicated)

17.	Taxes
17.1.	Income taxes and other taxes
Income taxes	Current assets		Current liabilities		Non-current liabilities
	09.30.2019	12.31.2018	09.30.2019	12.31.2018	09.30.2019	12.31.2018
Taxes in Brazil
Income taxes	1,535	733	61	66	-	-
Income taxes - Tax settlement programs	-	-	54	56	495	552
	1,535	733	115	122	495	552
Taxes abroad	20	6	23	89	-	-
Total	1,555	739	138	211	495	552
(*) See note 20.2 for detailed information.

Other taxes	Current assets		Non-current assets		Current liabilities		Non-current liabilities (*)
	09.30.2019	12.31.2018	09.30.2019	12.31.2018	09.30.2019	12.31.2018	09.30.2019	12.31.2018
Taxes in Brazil
Current / Deferred ICMS (VAT)	617	781	463	700	634	922	-	-
Current / Deferred PIS and COFINS	358	442	2,609	2,668	315	309	37	32
CIDE	18	22	-	-	40	50	-	-
Production taxes	-	-	-	-	1,727	1,757	292	-
Withholding income taxes	-	-	-	-	84	308	-	-
Tax Settlement Program (**)	-	-	-	-	-	2	-	-
Others	31	36	145	158	150	184	89	75
Total in Brazil	1,024	1,281	3,217	3,526	2,950	3,532	418	107
Taxes abroad	12	15	16	14	17	24	-	-
Total	1,036	1,296	3,233	3,540	2,967	3,556	418	107

(*) Other non-current taxes are classified as other non-current liabilities.
(**) The amount is related to refinancing program (REFIS) from previous periods.

On April 5, 2019, Petrobras signed an agreement that formalizes the unification of fields in the region known as "Parque das Baleias", located in the portion of the Campos Basin on the coast of Espírito Santo state, in the amount of US$ 903, of which US$ 387 was paid by the Company at the signing date and the remainder amount will be settled in 42 monthly installments. Accordingly, as of September 30, 2019, the balance relating to production taxes on this unification is US$ 432.

The amount of US$ 903 was accounted for as provision for legal proceedings in the last quarter of 2018.

17.2.	Deferred income taxes - non-current

Income taxes in Brazil comprise corporate income tax (IRPJ) and social contribution on net income (CSLL). Brazilian statutory corporate tax rates are 25% and 9%, respectively.

The changes in the deferred income taxes are presented as follows:

Petróleo Brasileiro S.A. – Petrobras Notes to the financial statements – unaudited (Expressed in millions of US Dollars, unless otherwise indicated)

Balance at January 1, 2018	2,364
Recognized in the statement of income for the year	(764)
Recognized in shareholders’ equity (*)	1,799
Cumulative translation adjustment	(159)
Use of tax credits	(1,222)
Others	8
Balance at December 31, 2018	2,026
Recognized in the statement of income for the period	(2,867)
Recognized in shareholders’ equity (*)	1,378
Cumulative translation adjustment	84
Use of tax credits	(624)
Others	(336)
Balance at September 30, 2019	(339)
Deferred tax assets	2,680
Deferred tax liabilities	(654)
Balance at December 31, 2018	2,026
Deferred tax assets	2,239
Deferred tax liabilities	(2,578)
Balance at September 30, 2019	(339)

(*) The amounts presented as Loans, trade and other receivables/payables and financing relate to the tax effect on exchange rate variation recognized within other comprehensive income (cash flow hedge accounting) as set out in note 29.2.

17.3.	Reconciliation between statutory tax rate and effective tax expense rate

The following table provides the reconciliation of Brazilian statutory tax rate to the Company’s effective rate on income before income taxes:

	2019	2018 - Restated	2019	2018 - Restated
	Jan-Sep	Jan-Sep	Jul-Sep	Jul-Sep
Net income before income taxes	10,169	9,769	864	2,629
Nominal income taxes computed based on Brazilian statutory corporate tax rates (34%)	(3,458)	(3,321)	(294)	(893)
• Tax benefits from the deduction of interest on capital distribution	335	118	223	56
• Different jurisdictional tax rates for companies abroad	621	432	(81)	174
. Brazilian income taxes on income of companies incorporated outside Brazil (*)	(109)	(134)	(26)	(55)
• Tax incentives	345	60	67	21
• Tax loss carryforwards (unrecognized tax losses) (**)	(634)	(150)	(540)	(45)
• Non-taxable income (non-deductible expenses), net (***)	(1,601)	(552)	(354)	(414)
• Others	60	(11)	13	3
Income taxes expense	(4,441)	(3,558)	(992)	(1,153)
Deferred income taxes	(2,867)	(166)	(1,183)	76
Current income taxes	(1,574)	(3,392)	191	(1,229)
Total	(4,441)	(3,558)	(992)	(1,153)

Effective tax rate of income taxes	43.7%	36.4%	114.8%	43.9%

(*) It relates to Brazilian income taxes on earnings of offshore investees, as established by Law No. 12,973/2014.
(**) As of September 30, 2019, it includes US$ 674 regarding uncertainty over income tax treatments adopted by subsidiaries under review by taxation authorities abroad.
(***) It includes results in equity-accounted investments and expenses relating to health care plan. In 2019, it also includes provisions for legal proceedings.

Petróleo Brasileiro S.A. – Petrobras Notes to the financial statements – unaudited (Expressed in millions of US Dollars, unless otherwise indicated)

18.	Short-term and other benefits
	09.30.2019	31.12.2018
Accrued vacation pay	997	781
Profit sharing	19	355
Employees variable compensation program	491	269
Voluntary Severance Program (PDV)	121	36
Salaries and related charges	193	217
Total	1,821	1,658
Current	1,770	1,658
Non-current	51	−

Employees variable compensation program

In the first quarter of 2019, the Board of Directors approved a new variable remuneration model for all the Company's employees for 2019: the Performance Award Program (Programa de Prêmio por Performance - PPP). This program is in line with the Business and Management Plan, focusing on meritocracy and bringing flexibility to a scenario in which the Company seeks more efficiency and alignment with the best management practices.

The PPP will be paid in a lump sum payment if the Company presents a net income higher than R$ 10 billion in 2019 and the estimated amount of disbursement will depend on certain factors such as individual employee performance and results of the areas, as well as performance metrics of the Company.

This new model replaces other benefits related to variable compensation, such as profit sharing and the Variable Compensation Program – PRVE.

Voluntary Severance Programs

On April 24, 2019, the Board of Directors approved the Company's Voluntary Severance Program (PDV). Petrobras employees may join the program from May 2, 2019 to June 30, 2020, provided they are retired under the Brazilian Social Security Institute (INSS) by the end of the enrollment period. The program aims to adapt size of the Company’s workforce and optimize costs as provided for in its 2019-2023 Business and Management Plan.

The recognition of the provision for expenses with this plan occurs to the extent that the employees join the program. Accordingly, the Company has already registered 2,477 enrollments and 501 separations. As of September 30, 2019, changes in the provision for expenses relating to separation plans implemented by the Company are set out as follows:

	09.30.2019	12.31.2018
Opening Balance	35	34
Discontinued operations (*)	(21)	−
Enrollments	155	29
Revision of provisions	(2)	(7)
Separations in the period	(41)	(16)
Cumulative translation adjustment	(5)	(5)
Closing Balance	121	35
Current	70	35
Non-current	51	−
(*) See note 7.

In October 2019, the Company launched two new voluntary severance programs with the same legal advantages and indemnity as PDV, but intended for non-retired employees with specific regulations. These programs are destined to the corporate segment employees (Corporate PDV) and to employees of divestment units (Specific PDVs).

The enrollments in Corporate PDV occurred in October 2019, limited to 100 employees in the first cycle, with separation expected between December 2019 and February 2020, while Specific PDVs will occur according to the divestment of assets.

Petróleo Brasileiro S.A. – Petrobras Notes to the financial statements – unaudited (Expressed in millions of US Dollars, unless otherwise indicated)

19.	Employee benefits (Post-Employment)
19.1.	Pension and medical benefits

Changes in the net defined benefits are set out as follows:

	Pension Plans				Medical Plan

	Petros	Petros Re-negotiated	Petros Non-renegotiated	Petros 2	AMS	Other plans	Total
Balance at January 1, 2018	10,728	-	-	260	10,802	40	21,830
Remeasurement effects recognized in other comprehensive income	-	(12)	531	138	2,471	2	3,130
Costs incurred in the period	23	53	7	56	1,082	11	1,232
Interest income and expenses	255	1,144	374	23	927	4	2,727
Contributions paid	(93)	(229)	(74)	-	(319)	-	(715)
Payments related to Term of financial commitment	-	(141)	(54)	-	-	-	(195)
Transfer due to spin-off	(10,858)	8,155	2,703	-	-	-	−
Others	−	−	−	-	-	31	31
Cumulative Translation Adjustment	(55)	(1,818)	(607)	(66)	(2,727)	(17)	(5,290)
Balance at December 31, 2018	-	7,152	2,880	411	12,236	71	22,750
Discontinued operations (*)	-	(401)	(177)	(17)	(655)	(1)	(1,251)
Current service cost	-	38	5	30	157	2	232
Interest income and expenses	-	389	156	28	779	3	1,355
Contributions paid	-	(226)	(67)	-	(322)	(7)	(622)
Payments related to Term of financial commitment (**)	-	(590)	(193)	-	-	-	(783)
Remeasurement effects recognized in other comprehensive income	-	-	-	-	-	(2)	(2)
Others	-	-	-	-	-	(16)	(16)
Cumulative Translation Adjustment	-	(460)	(187)	(33)	(854)	(1)	(1,535)
Balance at September 30, 2019	-	5,902	2,417	419	11,341	49	20,128
Current	-	285	103	-	366	2	756
Non-current	-	5,617	2,314	419	10,975	47	19,372
Balance at September 30, 2019	-	5,902	2,417	419	11,341	49	20,128
(*) See note 7.
(**) It includes payment of a portion of principal amount (US$ 690), made in August 2019, by Petrobras

In August 2019, the Board of Directors approved the prepayment of part of the Term of Financial Commitment (TFC) to Petros in the amount of US$ 690, of which US$ 524 relating to Petros Renegotiated (PPSP-R) and US$ 166 to Petros Non Renegotiated (PPSP-NR). Such payment, which was scheduled to occur in 2028, was anticipated aiming at improving the liquidity of the plans.

Pension and medical benefit expenses, net recognized in the statement of income are set out as follows:

	Pension Plans				Medical Plan

	Petros	Petros Renegotiated	Petros Non-renegotiated	Petros 2	AMS	Other Plans	Total
Related to active employees	-	122	21	45	353	4	545
Related to retired employees	-	305	140	13	583	1	1,042
Net costs for Jan-Sep/2019	-	427	161	58	936	5	1,587
Net costs for Jan-Sep/2018 (*) - Restated	262	323	128	41	776	8	1,538
(*) It also includes the costs of PPSP before the split in April 1, 2018.

Petróleo Brasileiro S.A. – Petrobras Notes to the financial statements – unaudited (Expressed in millions of US Dollars, unless otherwise indicated)

	Pension Plans				Medical Plan
	Petros	Petros Renegotiated	Petros Non-renegotiated	Petros 2	AMS	Other Plans	Total
Related to active employees:	-	40	7	15	115	1	178
Related to retired employees	-	99	46	4	190	-	339
Net costs for Jul-Sep/2019	-	139	53	19	305	1	517
Net costs for Jul-Sep/2018 - Restated	-	143	72	12	234	3	464

For the nine-month period ended September 30, 2019, the Company's contribution to the defined contribution portion of the Petros Plan 2 was US$ 175 (US$ 182 for the nine-month period ended September 30, 2018) recognized in the statement of income. In the third quarter of 2019, it was US$ 58 (US$ 53 for the same period of 2018).

Deficit settlement of pension plans

Additional contributions from participants and sponsors of Petros Plan, due to the deficit computed in 2015, commenced in March 2018, although certain participants appealed before the judiciary and have had their contributions suspended based on judicial injunctions. In these cases, the Company has not paid its parity contributions and all judgments related to these injunctions were in favor of the Company. In the nine-month period ended September 30, 2019, the Company made contributions amounting to US$ 153 with respect of contributions under the deficit settlement plan (US$ 116 during the same period of 2018).

According to relevant regulation, the deficit must be equitably settled by sponsors, active and retired employees of Petros Plan. Accordingly, the Company’s actuarial liabilities are presented net of projected extraordinary contributions of the employees.

Financial statements for the PPSP-R and PPSP-NR plans for 2018 were approved by the Executive Council of Petros on March 29, 2019, presenting an accumulated deficit of US$ 1,436 and US$ 733, respectively, according to the general accepted accounting standards for the post-retirement sector, regulated in Brazil by the Post-Retirement Benefit Federal Council – CNPC.

The deficits were computed based on annual actuarial review carried out by an independent actuary and were already incorporated into the Company’s audited financial statements ended December 31, 2018.

The table below presents the reconciliation of the deficit of Petros Plan registered by Petros Foundation as of December 31, 2018, according to the standards issued by CNPC and according to international accounting standards (IAS 19):

			2018
	PPSP-R	PPSP-NR	Total
Deficit registered by Petros	1,436	733	2,169
Extraordinary sponsor contributions	2,906	826	3,732
Changes in fair value of plan assets (*)	2,269	949	3,218
Ordinary sponsor contributions	1,230	569	1,799
Financial assumptions	1,063	288	1,351
Actuarial valuation method	(1,601)	(463)	(2,064)
Others	(153)	(20)	(173)
Net actuarial liability registered by the Company	7,150	2,882	10,032
(*) Balance of accounts receivable arising from the Term of Financial Commitment - TFC signed with Petrobras, which Petros recognizes as equity.

As the accumulated deficits in 2018 were higher than the ceiling amount determined by relevant regulation, Petros Foudantion must implement a new settlement plan in 2019. The Executive Council of the foundation must assess and approve its amounts and settlement features, and submit it to the Secretariat of Management and Governance for the State-owned Companies (Secretaria de Coordenação e Governança das Empresas Estatais – SEST).

Petros 3 Plan

On April 26, 2019, the SEST approved the Company’s proposal for a new pension plan with defined contribution characteristics (PP-3) to be offered to participants of PPSP-R and PPSP-NR.

However, the implementation of the PP-3 still depends on the approval of the Superintendency of Post-retirement Benefits (PREVIC).

Petróleo Brasileiro S.A. – Petrobras Notes to the financial statements – unaudited (Expressed in millions of US Dollars, unless otherwise indicated)

20.	Equity
20.1.	Share capital (net of share issuance costs)

As of September 30, 2019, subscribed and fully paid share capital, net of issuance costs, was US$ 107,101, represented by 7,442,454,142 common shares and 5,602,042,788 preferred shares, all of which are registered, book-entry shares with no par value.

Preferred shares have priority on returns of capital, do not grant any voting rights and are non-convertible into common shares.

As of September 30, 2019, the Company held treasury shares, of which 222,760 are common shares and 72,909 are preferred shares.

20.2.	Distributions to shareholders

The quarterly distribution of interest on capital is shown in the following table:

				Common Shares		Preferred Shares
Payment	Date of approval by the Board of Directors	Date of register	Date of Payment	Amount	Amount per Share	Amount	Amount per Share	Total Amount
1st payment of interest on capital	05.07.2019	05.21.2019	07.05.2019	187	0.0251	140	0.0251	327
2nd payment of interest on capital	08.01.2019	08.12.2019	10.04.2019	389	0.0522	293	0.0522	681
Total				575	0.0773	433	0.0773	1,008

Amounts translated into U.S. dollar based on the exchange rate prevailing at the date of the approval.

This distribution will be deducted from the Company’s distribution for 2019 (including minimum dividends to preferred shares) and will be adjusted by the Selic rate from the date of the payment to the end of the fiscal year.

New Policy on Distribution to Shareholders

On August 28, 2019, the Company’s Board of Directors approved a new policy on distribution to shareholders, aiming to establish an objective parameter for the payment of earnings, providing investors with more transparency on their compensation, considering the Company's indebtedness and cash flows.

The main change brought about by the new policy is the definition that in the event of gross debt lower than US$ 60,000, the Company may distribute to its shareholders 60% of the difference between net cash flow from operating activities and capital expenditures (comprising investments for the acquisition of PP&E and intangibles assets and in investees). In the event of gross debt exceeding US$ 60,000, the Company may distribute to its shareholders the minimum mandatory dividends provided for by relevant regulation and the Company’s bylaws.

Petróleo Brasileiro S.A. – Petrobras Notes to the financial statements – unaudited (Expressed in millions of US Dollars, unless otherwise indicated)

20.3.	Earnings per share
		Jan-Sep/2019			Jan-Sep/2018 - Restated

	Common	Preferred	Total	Common	Preferred	Total
Net income attributable to shareholders of Petrobras	4,660	3,510	8,170	3,778	2,843	6,621
Continuing operations	3,239	2,440	5,679	3,607	2,715	6,322
Discontinued operations	1,421	1,070	2,491	171	129	300

Weighted average number of outstanding shares	7,442,231,382	5,601,969,879	13,044,201,261	7,442,454,142	5,602,042,788	13,044,496,930

Basic and diluted earnings (losses) per share - in U.S. dollars	0.63	0.63	0.63	0.51	0.51	0.51
Continuing operations	0.44	0.44	0.44	0.48	0.48	0.48
Discontinued operations	0.19	0.19	0.19	0.03	0.03	0.03
Basic and diluted earnings (losses) per ADS equivalent - in U.S. dollars(*)	1.26	1.26	1.26	1.02	1.02	1.02
Continuing operations	0.88	0.88	0.88	0.96	0.96	0.96
Discontinued operations	0.38	0.38	0.38	0.06	0.06	0.06
(*) Petrobras' ADSs are equivalent to two shares.

		3Q-2019			3Q-2018 - Restated
	Common	Preferred	Total	Common	Preferred	Total
Net income attributable to shareholders of Petrobras	1,306	984	2,290	960	722	1,682
Continuing operations	(32)	(24)	(56)	850	639	1,489
Discontinued operations	1,338	1,008	2,346	111	83	194

Weighted average number of outstanding shares	7,442,231,382	5,601,969,879	13,044,201,261	7,442,454,142	5,602,042,788	13,044,496,930

Basic and diluted earnings (losses) per share - in U.S. dollars	0.18	0.18	0.18	0.13	0.13	0.13
Continuing operations	−	−	−	0.11	0.11	0.11
Discontinued operations	0.18	0.18	0.18	0.02	0.02	0.02
Basic and diluted earnings (losses) per ADS equivalent - in U.S. dollars(*)	0.36	0.36	0.36	0.26	0.26	0.26
Continuing operations	−	−	−	0.22	0.23	0.22
Discontinued operations	0.36	0.36	0.36	0.04	0.03	0.04

21.	Supplemental information on statement of cash flows
	Jan-Sep/2019	Jan-Sep/2018
Additional information on cash flows:
Amounts paid/received during the period:
Withholding income tax paid on behalf of third-parties	946	847
Capital expenditures and financing activities not involving cash
Purchase of property, plant and equipment on credit	76	80
Lease (*)	1,106	-
Provision/(reversals) for decommissioning costs	(19)	26
Use of deferred tax and judicial deposit for the payment of contingency	2	15
(*) The effects arising from the adoption of IFRS 16 are set out in note 3.

Petróleo Brasileiro S.A. – Petrobras Notes to the financial statements – unaudited (Expressed in millions of US Dollars, unless otherwise indicated)

22.	Sales revenues
	2019	2018 Restated	2019	2018 Restated
	Jan-Sep	Jan-Sep	Jul-Sep	Jul-Sep
Diesel	17,398	17,208	6,030	6,636
Diesel subsidy	-	889	−	740
Gasoline	7,291	8,934	2,346	2,967
Liquefied petroleum gas	3,175	3,377	1,075	1,101
Jet fuel	2,852	3,024	928	1,091
Naphtha	1,247	1,804	352	689
Fuel oil (including bunker fuel)	772	935	227	411
Other oil products	2,582	2,808	915	1,020
Subtotal oil products	35,317	38,979	11,873	14,655
Natural gas	4,434	3,957	1,501	1,437
Renewables and nitrogen products	202	268	61	103
Breakage	508	416	174	54
Electricity	934	1,827	275	954
Services, agency and others	706	1,039	199	227
Domestic market	42,101	46,486	14,083	17,430
Exports	12,650	11,318	4,856	3,409
Sales abroad (*)	1,970	5,098	477	1,708
Foreign market	14,620	16,416	5,333	5,117
Sales revenues (**)	56,721	62,902	19,416	22,547

(*) Sales revenues from operations outside of Brazil, including trading and excluding exports.
(**) Sales revenues by business segment are set out in note 26.

Following the reduction of the investment in BR Distribuidora on July 25, 2019, this company became a non-consolidated entity. Hence, sales to this associate from January to September 2019 and 2018 represent more than 10% of the Company sales revenues, mainly associated with the refining, transportation and marketing segment.

Petróleo Brasileiro S.A. – Petrobras Notes to the financial statements – unaudited (Expressed in millions of US Dollars, unless otherwise indicated)

23.	Costs and expenses by nature
23.1.	Cost of sales

	2019	2018 Restated	2019	2018 Restated
	Jan-Sep	Jan-Sep	Jul-Sep	Jul-Sep
Raw material, products for resale, materials and third-party services	(15,760)	(19,069)	(5,578)	(8,127)
Depreciation, depletion and amortization	(9,302)	(8,388)	(3,147)	(2,488)
Production taxes	(7,300)	(8,283)	(2,297)	(2,776)
Employee compensation	(2,506)	(2,584)	(833)	(771)
Total	(34,868)	(38,324)	(11,855)	(14,162)
(*) It Includes short-term leases and inventory turnover.

23.2.	Selling expenses

	2019	2018 Restated	2019	2018 Restated
	Jan-Sep	Jan-Sep	Jul-Sep	Jul-Sep
Materials, third-party services, rent and other related costs	(2,474)	(2,326)	(1,048)	(750)
Depreciation, depletion and amortization	(415)	(116)	(137)	(24)
Allowance for expected credit losses	(36)	(863)	(9)	(475)
Employee compensation	(166)	(154)	(58)	(49)
Total	(3,091)	(3,459)	(1,252)	(1,298)

23.3.	General and administrative expenses

	2019	2018 Restated	2019	2018 Restated
	Jan-Sep	Jan-Sep	Jul-Sep	Jul-Sep
Employee compensation	(1,079)	(1,079)	(351)	(332)
Materials, third-party services, freight, rent and other related costs	(427)	(502)	(121)	(148)
Depreciation, depletion and amortization	(122)	(89)	(34)	(31)
Total	(1,628)	(1,670)	(506)	(511)

Petróleo Brasileiro S.A. – Petrobras Notes to the financial statements – unaudited (Expressed in millions of US Dollars, unless otherwise indicated)

24.	Other income and expenses
	2019	2018 Restated	2019	2018 Restated
	Jan-Sep	Jan-Sep	Jul-Sep	Jul-Sep
Gains / (losses) related to legal, administrative and arbitration proceedings (*)	(1,488)	(1,007)	(922)	(209)
Pension and medical benefits - retirees	(1,042)	(1,067)	(340)	(322)
Unscheduled stoppages and pre-operating expenses	(999)	(912)	(290)	(396)
Impairment	(627)	(349)	(607)	(380)
Variable compensation program	(493)	-	(288)	-
Gains/(losses) with Commodities Derivatives	(314)	(600)	64	(41)
Voluntary Separation Incentive Plan - PDV	(153)	2	(68)	1
Profit sharing	(36)	(422)	(11)	(103)
Reclassification of cumulative translation adjustments - CTA	(34)	-	-	-
Employee Career and Compensation Plan - PCR	(2)	(289)	(1)	(289)
Agreement with US Authorities	-	(895)	-	(895)
Results on disposal/write-offs of assets and on remeasurement of investment retained with loss of control (**)	5,425	620	(163)	(67)
Expenses/Reimbursements from E&P partnership operations	230	222	134	87
Amounts recovered from Lava Jato investigation	191	439	112	439
Others	251	(51)	427	(41)
Total	909	(4,309)	(1,953)	(2,216)

(*) In 2019, it includes US$ 995 relating to arbitrations in Brazil involving the company Sete Brasil, US$ 150 relating to an environmental accident in the State of Paraná, and US$ 120 of foreign exchange losses relating to the Class Action Settlement provision.

(**) In 2019, it primarily comprises gains on the sale of TAG and distributors in Paraguay. In 2018, it mainly relates to sale of assets in the scope of the strategic alliance with Total.

25.	Net finance income (expense)
	2019	2018 Restated	2019	2018 Restated
	Jan-Sep	Jan-Sep	Jul-Sep	Jul-Sep
Finance income	928	1,909	339	428
Income from investments and marketable securities (Government Bonds)	399	422	160	130
Discount and premium on repurchase of debt securities	5	301	2	59
Gains from signed agreements (electric sector)	79	574	(1)	-
Other income, net	445	612	178	239
Finance expenses	(5,793)	(4,403)	(2,425)	(1,168)
Interest on finance debt	(3,831)	(4,560)	(1,284)	(1,408)
Unwinding of discount on lease liabilities	(1,154)	(8)	(369)	(2)
Discount and premium on repurchase of debt securities	(850)	(606)	(665)	(2)
Capitalized borrowing costs	1,007	1,384	314	396
Unwinding of discount on the provision for decommissioning costs	(605)	(500)	(194)	(151)
Other finance expenses and income, net	(360)	(113)	(227)	(1)
Foreign exchange gains (losses) and indexation charges	(2,297)	(2,111)	(654)	(830)
Foreign exchange	(215)	150	6	(84)
Expenses	(2,240)	(2,410)	(746)	(801)
Other foreign exchange gains (losses) and indexation charges, net	158	149	86	55
Total	(7,162)	(4,605)	(2,740)	(1,570)

Petróleo Brasileiro S.A. – Petrobras Notes to the financial statements – unaudited (Expressed in millions of US Dollars, unless otherwise indicated)

26.	Segment information

The operating segment information is reported in the manner in which the Company’s senior management assesses business performance and makes decisions regarding investments and resource allocation.

	Exploration and Production	Refining, Transportation & Marketing	Gas & Power	Biofuels	Distribution	Corporate	Eliminations	Total

Consolidated assets by operating segment - 09.30.2019

Current assets	8,991	11,287	1,747	80	326	16,756	(3,743)	35,444
Non-current assets	132,876	31,131	10,635	130	2,712	9,102	(37)	186,549
Long-term receivables	5,952	3,272	1,437	2	1	7,260	(1)	17,923
Investments	620	1,280	1,075	46	2,636	5	−	5,662
Property, plant and equipment	124,386	26,453	7,963	82	39	1,698	(36)	160,585
Operating assets	109,980	23,174	5,420	80	39	1,583	(36)	140,240
Under construction	14,406	3,279	2,543	2	−	115	−	20,345
Intangible assets	1,918	126	160	−	36	139	−	2,379
Total Assets	141,867	42,418	12,382	210	3,038	25,858	(3,780)	221,993

Consolidated assets by operating segment - 12.31.2018

Current assets	5,324	11,964	2,027	79	2,575	18,750	(3,657)	37,062
Non-current assets	126,989	32,119	13,582	137	2,565	9,418	196	185,006
Long-term receivables	8,115	3,286	1,525	2	837	8,059	235	22,059
Investments	650	1,303	757	45	−	4	−	2,759
Property, plant and equipment	116,153	27,356	11,057	90	1,529	1,237	(39)	157,383
Operating assets	93,172	24,347	8,517	89	1,313	1,058	(39)	128,457
Under construction	22,981	3,009	2,540	1	216	179	−	28,926
Intangible assets	2,071	174	243	−	199	118	−	2,805
Total Assets	132,313	44,083	15,609	216	5,140	28,168	(3,461)	222,068

Petróleo Brasileiro S.A. – Petrobras Notes to the financial statements – unaudited (Expressed in millions of US Dollars, unless otherwise indicated)

Consolidated Statement of Income by operating segment
	Q3 - 2019
	Exploration and Production	Refining, Transportation & Marketing	Gas & Power	Biofuels	Distribution	Corporate	Eliminations	Total

Sales revenues	12,551	17,124	2,961	50	234	−	(13,504)	19,416
Intersegments	12,278	1,439	885	48	−	−	(13,504)	1,146
Third parties	273	15,685	2,076	2	234	−	−	18,270
Cost of sales	(6,798)	(15,888)	(2,035)	(49)	(221)	−	13,136	(11,855)
Gross profit (loss)	5,753	1,236	926	1	13	−	(368)	7,561
Income (expenses)	(1,273)	(973)	(631)	(7)	(7)	(1,176)	(2)	(4,069)
Selling	1	(531)	(718)	−	(6)	2	−	(1,252)
General and administrative	(83)	(85)	(32)	(4)	(2)	(302)	1	(507)
Exploration costs	(70)	−	−	−	−	−	−	(70)
Research and development	(100)	(2)	(3)	−	−	(41)	−	(146)
Other taxes	(19)	(35)	(9)	(1)	−	(77)	−	(141)
Other income and expenses	(1,002)	(320)	131	(2)	1	(758)	(3)	(1,953)
Net income / (loss) before financial results and income taxes	4,480	263	295	(6)	6	(1,176)	(370)	3,492
Net finance income (expenses) (*)	−	−	−	−	−	(2,740)	−	(2,740)
Results in equity-accounted investments	21	(68)	42	6	115	(4)	−	112
Net income / (loss) before income taxes	4,501	195	337	−	121	(3,920)	(370)	864
Income taxes	(1,522)	(89)	(100)	2	(2)	594	125	(992)
Net income from continuing operations for the period	2,979	106	237	2	119	(3,326)	(245)	(128)
Net income from discontinued operations for the period	−	−	(5)	−	2,242	119	−	2,356
Net income for the period	2,979	106	232	2	2,361	(3,207)	(245)	2,228

Non-controlling interests	−	(15)	34	−	8	(89)	−	(62)
Net income from continuing operations	−	(15)	33	−	−	(90)	−	(72)
Net income from discontinued operations	−	−	1	−	8	1	−	10

Net income attributable to shareholders of Petrobras	2,979	121	198	2	2,353	(3,118)	(245)	2,290
Net income from continuing operations	2,979	121	203	2	119	(3,235)	(245)	(56)
Net income from discontinued operations	−	−	(5)	−	2,234	117	−	2,346

The total amounts of intersegment sales relates to sales from the Refining, Transportation and Marketing (RT&M) to BR, which is currently presented as discontinued operation within distribution operating segment.

Petróleo Brasileiro S.A. – Petrobras Notes to the financial statements – unaudited (Expressed in millions of US Dollars, unless otherwise indicated)

Consolidated Statement of Income by operating segment
	Jan-Sep/2019
	Exploration and Production	Refining, Transportation & Marketing	Gas & Power	Biofuels	Distribution	Corporate	Eliminations	Total

Sales revenues	36,594	49,932	8,744	165	758	−	(39,472)	56,721
Intersegments	35,853	9,063	2,639	158	−	−	(39,472)	8,241
Third parties	741	40,869	6,105	7	758	−	−	48,480
Cost of sales	(20,427)	(45,918)	(5,938)	(171)	(715)	−	38,301	(34,868)
Gross profit (loss)	16,167	4,014	2,806	(6)	43	−	(1,171)	21,853
Income (expenses)	(2,400)	(2,772)	3,779	(16)	112	(3,566)	(22)	(4,885)
Selling	−	(1,486)	(1,563)	(1)	(24)	1	(17)	(3,090)
General and administrative	(238)	(262)	(106)	(11)	(5)	(1,009)	1	(1,630)
Exploration costs	(344)	−	−	−	−	−	−	(344)
Research and development	(298)	(9)	(10)	−	−	(113)	−	(430)
Other taxes	(48)	(71)	(33)	(3)	(2)	(143)	−	(300)
Other income and expenses	(1,472)	(944)	5,491	(1)	143	(2,302)	(6)	909
Net income / (loss) before financial results and income taxes	13,767	1,242	6,585	(22)	155	(3,566)	(1,193)	16,968
Net finance income (expenses) (*)	−	−	−	−	−	(7,162)	−	(7,162)
Results in equity-accounted investments	94	72	86	1	115	(5)	−	363
Net income / (loss) before income taxes	13,861	1,314	6,671	(21)	270	(10,733)	(1,193)	10,169
Income taxes	(4,680)	(422)	(2,238)	7	(53)	2,540	405	(4,441)
Net income from continuing operations for the period	9,181	892	4,433	(14)	217	(8,193)	(788)	5,728
Net income from discontinued operations for the period	−	−	3	−	2,406	151	−	2,560
Net income for the period	9,181	892	4,436	(14)	2,623	(8,042)	(788)	8,288

Non-controlling interests	(3)	(21)	100	−	54	(12)	−	118
Net income from continuing operations	(3)	(21)	97	−	−	(24)	−	49
Net income from discontinued operations	−	−	3	−	54	12	−	69

Net income attributable to shareholders of Petrobras	9,184	913	4,336	(14)	2,569	(8,030)	(788)	8,170
Net income from continuing operations	9,184	913	4,335	(14)	219	(8,170)	(788)	5,679
Net income from discontinued operations	−	−	1	−	2,350	140	−	2,491

(*) It includes US$ 1,138 of finance expenses following the adoption of IFRS 16.

The total amounts of intersegment sales relates to sales from the RT&M to BR, which is currently presented as discontinued operation within distribution operating segment.

Petróleo Brasileiro S.A. – Petrobras Notes to the financial statements – unaudited (Expressed in millions of US Dollars, unless otherwise indicated)

	Q3 - 2018 - Restated
	Exploration and Production	Refining, Transportation & Marketing	Gas & Power	Biofuels	Distribution	Corporate	Eliminations	Total

Sales revenues	13,115	19,312	3,418	59	389	−	(13,746)	22,547
Intersegments	12,481	4,627	847	56	12	−	(13,746)	4,277
Third parties	634	14,685	2,571	3	377	−	−	18,270
Cost of sales	(7,130)	(17,365)	(2,856)	(56)	(364)	−	13,609	(14,162)
Gross profit (loss)	5,985	1,947	562	3	25	−	(137)	8,385
Income (expenses)	(1,355)	(786)	(906)	(5)	(16)	(1,358)	(7)	(4,433)
Selling	(22)	(423)	(835)	(1)	(13)	3	(6)	(1,297)
General and administrative	(51)	(85)	(42)	(5)	(5)	(323)	−	(511)
Exploration costs	(104)	−	−	−	−	−	−	(104)
Research and development	(111)	(3)	(8)	−	−	(36)	−	(158)
Other taxes	(37)	(26)	(8)	(1)	(1)	(74)	−	(147)
Other income and expenses	(1,030)	(249)	(13)	2	3	(928)	(1)	(2,216)
Net income / (loss) before financial results and income taxes	4,630	1,161	(344)	(2)	9	(1,358)	(144)	3,952
Net finance income (expenses) (*)	−	−	−	−	−	(1,570)	−	(1,570)
Results in equity-accounted investments	64	137	45	5	(2)	(2)	−	247
Net income / (loss) before income taxes	4,694	1,298	(299)	3	7	(2,930)	(144)	2,629
Income taxes	(1,574)	(395)	117	1	(3)	652	49	(1,153)
Net income from continuing operations for the period	3,120	903	(182)	4	4	(2,278)	(95)	1,476
Net income from discontinued operations for the period	−	−	4	−	246	22	1	273
Net income for the period	3,120	903	(178)	4	250	(2,256)	(94)	1,749

Non-controlling interests	(1)	39	26	−	72	(70)	−	66
Net income from continuing operations	(1)	39	23	−	1	(74)	−	(12)
Net income from discontinued operations	−	−	3	−	71	4	−	78

Net income attributable to shareholders of Petrobras	3,121	864	(204)	4	178	(2,186)	(94)	1,683
Net income from continuing operations	3,121	864	(205)	4	1	(2,203)	(94)	1,488
Net income from discontinued operations	−	−	1	−	177	17	−	195

The total amounts of intersegment sales relates to sales from the RT&M to BR, which is currently presented as discontinued operation within distribution operating segment.

Petróleo Brasileiro S.A. – Petrobras Notes to the financial statements – unaudited (Expressed in millions of US Dollars, unless otherwise indicated)

Consolidated Statement of Income by operating segment
	Jan-Sep/2018 - Restated
	Exploration and Production	Refining, Transportation & Marketing	Gas & Power	Biofuels	Distribution	Corporate	Eliminations	Total

Sales revenues	39,049	54,519	9,120	187	1,126	−	(41,099)	62,902
Intersegments	37,369	12,440	2,659	174	(2)	−	(41,099)	11,541
Third parties	1,680	42,079	6,461	13	1,128	−	−	51,361
Cost of sales	(22,158)	(48,124)	(6,778)	(175)	(1,046)	−	39,957	(38,324)
Gross profit (loss)	16,891	6,395	2,342	12	80	−	(1,142)	24,578
Income (expenses)	(2,009)	(2,056)	(2,286)	(16)	(51)	(4,249)	(28)	(10,695)
Selling	(63)	(1,276)	(1,904)	(2)	(47)	(146)	(20)	(3,458)
General and administrative	(187)	(287)	(112)	(15)	(7)	(1,061)	(1)	(1,670)
Exploration costs	(402)	−	−	−	−	−	−	(402)
Research and development	(331)	(8)	(18)	−	−	(118)	−	(475)
Other taxes	(96)	(86)	(33)	(3)	(3)	(160)	−	(381)
Other income and expenses	(930)	(399)	(219)	4	6	(2,764)	(7)	(4,309)
Net income / (loss) before financial results and income taxes	14,882	4,339	56	(4)	29	(4,249)	(1,170)	13,883
Net finance income (expenses) (*)	−	−	−	−	−	(4,605)	−	(4,605)
Results in equity-accounted investments	67	359	72	(4)	(2)	(1)	−	491
Net income / (loss) before income taxes	14,949	4,698	128	(8)	27	(8,855)	(1,170)	9,769
Income taxes	(5,059)	(1,476)	(19)	2	(9)	2,606	397	(3,558)
Net income from continuing operations for the period	9,890	3,222	109	(6)	18	(6,249)	(773)	6,211
Net income from discontinued operations for the period	−	−	12	−	393	16	1	422
Net income for the period	9,890	3,222	121	(6)	411	(6,233)	(772)	6,633

Non-controlling interests	(4)	(41)	101	−	114	(159)	−	11
Net income from continuing operations	(4)	(41)	98	−	−	(164)	−	(111)
Net income from discontinued operations	−	−	3	−	114	5	−	122

Net income attributable to shareholders of Petrobras	9,894	3,263	20	(6)	297	(6,074)	(772)	6,622
Net income from continuing operations	9,894	3,263	11	(6)	17	(6,085)	(772)	6,322
Net income from discontinued operations	−	−	9	−	280	11	−	300

The total amounts of intersegment sales relates to sales from the RT&M to BR, which is currently presented as discontinued operation within distribution operating segment.

Petróleo Brasileiro S.A. – Petrobras Notes to the financial statements – unaudited (Expressed in millions of US Dollars, unless otherwise indicated)

27.	Provisions for legal proceedings
27.1.	Provisions for legal proceedings, judicial deposits and contingent liabilities

The Company recognizes provisions based on the best estimate of the costs of proceedings for which it is probable that an outflow of resources embodying economic benefits will be required and that can be reliably estimated. These proceedings mainly include:

•

Labor claims, in particular: (i) opt-out claims related to a review of the methodology by which the minimum compensation based on an employee's position and work schedule (Remuneração Mínima por Nível e Regime - RMNR) is calculated; (ii) lawsuits relating to overtime pay and (iii) actions of outsourced employees;

•	Tax claims including: (i) claims relating to Brazilian federal tax credits applied that were disallowed; and (ii) alleged misappropriation of VAT (ICMS) tax credits;
•

Civil claims relating to: (i) collection of royalties over the shale extraction; (ii) non-compliance with contractual terms relating to oil platform construction; (iii) collection of production taxes; (iv) penalties applied by ANP relating to measurement systems; and (v) litigations involving the company Sete Brasil.

•	Environmental claims for compensation relating to an environmental accident in the State of Paraná, in 2000.

Provisions for legal proceedings are set out as follows:

	09.30.2019	12.31.2018
Current and Non-current liabilities
Labor claims	860	1,093
Tax claims	407	491
Civil claims	1,605	5,710
Environmental claims	261	111
Total	3,133	7,405
Current liabilities	−	3,482
Non-current liabilities	3,133	3,923

	Jan-Sep/2019	Jan-Dec/2018
Opening Balance	7,405	7,026
Additions, net of reversals	1,403	1,325
Use of provision (*)	(5,204)	(650)
Accruals and charges	98	736
Transfer to assets held for sale	(275)	−
Others	24	95
Cumulative translation adjustment	(318)	(1,127)
Closing Balance	3,133	7,405
(*) It includes the US$ 2,866 relating to approval of the Class Action agreement, as set out in note 27.5.

In preparing its consolidated financial statements for the nine-month period ended September 30, 2019, the Company considered all available information concerning legal proceedings in which the Company is a defendant, in order to estimate the amounts of obligations and probability that outflows of resources will be required.

The main additions to provisions for legal proceedings in the nine-month period ended September 30, 2019 relate to (i) litigations involving the company Sete Brasil, in the amount of US$ 912 (considering a revision on the estimate of losses in the third quarter of 2019); (ii) the Conduct Adjustment Declaration (“TAC”) to close the public civil action requesting the environmental licensing of Comperj, in the amount of US$ 208, in the second quarter of 2019, which was transferred to other current liabilities in the third quarter, after the TAC becoming effective; (iii) ICMS debts under the ICMS Agreement 7/2019 in the states of Bahia and Ceará, in the amount of US$ 94, in the second quarter of 2019; (iv) compensation relating to an environmental accident in the State of Paraná for US$ 150; and (v) action for the cancellation of collection of production taxes in the amount of US$ 65.

Petróleo Brasileiro S.A. – Petrobras Notes to the financial statements – unaudited (Expressed in millions of US Dollars, unless otherwise indicated)

27.2.	Judicial deposits

Judicial deposits made in connection with legal proceedings are set out in the table below according to the nature of the corresponding lawsuits:

	09.30.2019	12.31.2018
Non-current assets
Tax	5,299	4,563
Labor	1,100	1,161
Civil	949	823
Environmental	154	160
Others	5	4
Total	7,507	6,711

	09.30.2019	12.31.2018
Opening Balance	6,711	5,582
Additions	1,559	1,883
Use	(135)	(86)
Accruals and charges	249	294
Others	-	26
Transfer to assets held for sale	(313)	-
Cumulative translation adjustment	(564)	(988)
Closing Balance	7,507	6,711

27.3.	Contingent liabilities

The estimates of contingent liabilities for legal proceedings are indexed to inflation and updated by applicable interest rates. As of September 30, 2019, estimated contingent liabilities for which the possibility of loss is not considered remote are set out in the following table:

Nature	09.30.2019	12.31.2018
Tax	31,515	37,290
Labor	9,092	8,619
Civil - General	5,071	6,539
Civil - Environmental	2,463	4,221
Total	48,141	56,669

A brief description of the nature of the main contingent liabilities (tax, civil, environmental and labor) is set out below:

•

Tax matters comprising: i) withholding income tax (IRRF), Contribution of Intervention in the Economic Domain (CIDE), Social Integration Program (PIS) and Contribution to Social Security Financing (COFINS) on remittances for payments of vessel charters; (ii) income from foreign subsidiaries and associates located outside Brazil not included in the computation of taxable income (IRPJ and CSLL); (iii) requests to compensate federal taxes disallowed by the Brazilian Federal Tax Authority; and (iv) collection and crediting of ICMS in internal consumption operations of bunker oil and oil by several states;

•

Labor matters comprising mainly actions requiring a review of the methodology by which the minimum compensation based on an employee's position and work schedule (Remuneração Mínima por Nível e Regime - RMNR) is calculated;

•

Civil matters comprising: (i) litigations regarding Sete Brasil; and (ii) administrative proceedings challenging an ANP order requiring Petrobras to pay additional special participation fees and royalties (production taxes) with respect to several fields;

•

Environmental matters comprising: (i) four public civil actions filed by the Public Prosecutor's Office of the State of Rio de Janeiro against Petrobras, the State Environmental Institute - INEA and Rio de Janeiro State, requesting proof of compliance with regulation relating to the environmental licensing of COMPERJ, complementation of technical research, as well as compensation for collective material and moral damages.

Petróleo Brasileiro S.A. – Petrobras Notes to the financial statements – unaudited (Expressed in millions of US Dollars, unless otherwise indicated)

In the nine-month period ended September 30, 2019, the main changes in the balance of contingent liabilities are related to:

(i)	a US$ 2,569 reduction relating to BR contingencies, after the follow-on of this company, as set out in note 7;
(ii)	a US$ 1,129 reduction due to the TAC to close the public civil action requesting the environmental licensing of Comperj;
(iii)	a US$ 432 reduction regarding the ICMS Agreement 7/2019 in the states of Bahia and Ceará, resulting in a US$ 94 provision;
(iv)

a US$ 336 reduction due to a dispute involving the limit of standby work and period for rest between workdays, which was deemed remote in the first quarter of 2019 following a favorable decision from the Superior Labor Court (Tribunal Superior do Trabalho - TST);

(v)	a US$ 912 reduction due to the provision for litigations in Brazil involving the company Sete Brasil;
(vi)

a US$ 1,417 reduction due to a favorable decision, without possibility of appeal, from the Administrative Board of Tax Appeals (CARF), canceling a debt relating to the allowance of PIS and COFINS credits;

(vii)	a US$ 576 reduction relating to TAG contingencies, mainly tax and civil proceedings, as set out in note 7.
(viii)	a US$ 456 reduction relating to an environmental accident in the State of Paraná, in 2000, of which US$ 150 was provisioned in the third quarter of 2019;
(ix)	an increase due to the balance update by applicable interest rates;
(x)

a US$ 264 increase due to a dispute relating to the compensation for costs incurred in charter contracts of two drill ships, for which the possibility of outflow of resources was previously deemed remote.

27.4.	Tax amnesty programs – Agreement ICMS 7/2019

On March 15, 2019, the Brazilian National Council of Finance Policies (CONFAZ) released the ICMS Agreement 7/2019, authorizing the states to establish a partial tax remission program and the reduction of interest and fines related to ICMS debts arising from disallowances of tax credits in the refining activity, and to implement the presumed tax credit system.

The rules for redemption and reduction, as well as the system of presumed ICMS credit, were implemented by the states of Bahia and Ceará in the second quarter of 2019. In this context, the Company adhered to the programs aiming at terminating US$ 470 contingent liabilities for US$ 94 represent an economic benefit, since the continuation of discussions would imply higher financial effort.

The states of Pernambuco, Paraná, Rio de Janeiro, Rio Grande do Norte, Rio Grande do Sul, and São Paulo are also authorized to implement rules in their legal system, but the program has not yet been implemented.

27.5.	Class action and related proceedings
27.5.1.	Class action and related proceedings in the USA

Under the Class Action Settlement, Petrobras (together with its subsidiary PGF) has agreed to pay US$ 2,950 to resolve claims in two installments of US$ 983 and a further installment of US$ 984. Accordingly, the Company charged US$ 3,449 to its statement of income for the last quarter of 2017 as other income and expenses, taking into account the gross up of tax related to Petrobras’s portion of the settlement. The three installments were deposited on March 1, 2018, July 2, 2018 and January 15, 2019 into an escrow account designated by the lead plaintiff and accounted for as other current assets. However, certain objectors have appealed the District Court’s final decision to approve the Class Action Settlement.

On August 30, 2019, the United States Court of Appeals for the Second Circuit confirmed the decision approving the agreement for the Class Action Settlement and, therefore, the agreement is no longer subject to appeals.

On September 24, 2019, the District Court authorized the beginning of the distribution of the amounts deposited in the escrow account designated by the lead plaintiff to investors who had their claims admitted by that Court.

Thus, the installments deposited in the escrow account were offset with the liability accounted for as current provision for legal proceedings.

Petróleo Brasileiro S.A. – Petrobras Notes to the financial statements – unaudited (Expressed in millions of US Dollars, unless otherwise indicated)

27.5.2.	Class action in the Netherlands and arbitration in Argentina

During the nine-month period ended September 30, 2019, there were no events that modified the assessment and judgment of the collective action in the Netherlands.

Regarding the arbitration in Argentina, the General Arbitration Court of the Buenos Aires Stock Exchange ("Arbitral Tribunal") acknowledged the withdrawal of the arbitration filed against the Company (and other individuals and companies) by Finance Consumers Civil Association for its Defense (Consumidores Financieros Asociación Civil para su Defensa - "Association").

The Argentine Arbitral Tribunal understood that the Association withdrew from the arbitration because it had not paid the arbitration fee within the established period. The Association appealed to the Argentine Judiciary against this decision.

27.5.3.	Arbitrations in Brazil

On September 17, 2019, the Commitment Assumption Agreement was abrogated by the Brazilian Federal Supreme Court (STF). Thus, the Company has no longer the possibility of using half of the amount of US$ 683 paid on January 30, 2019 to the Brazilian authorities, as provided for in the agreement, in the event of any convictions in these arbitrations.

The new allocation of the amount paid is described in the “Allocation Agreement” between the Brazilian Attorney General's Office and the Presidency of the Chamber of Deputies, with the intervention of the Presidency of the Federal Senate and the Attorney General of the National Treasury, which was approved by the STF and whose negotiation was not attended by Petrobras.

28.	Collateral for crude oil exploration concession agreements

The Company has granted collateral to ANP in connection with the performance of the Minimum Exploration Programs established in the concession agreements for petroleum exploration areas in the total amount of US$ 2,315 of which US$ 1,660 were still in force as of September 30, 2019 , net of commitments undertaken. The collateral comprises crude oil from previously identified producing fields, pledged as collateral, amounting to US$ 1,411 and bank guarantees of US$ 249.

29.	Risk management

A summary of the positions of the derivative financial instruments held by the Company and recognized in other current assets and liabilities as of September 30, 2019 , as well as the amounts recognized in the statement of income and other comprehensive income and the guarantees given is set out as follows:

Petróleo Brasileiro S.A. – Petrobras Notes to the financial statements – unaudited (Expressed in millions of US Dollars, unless otherwise indicated)

			Statement of Financial Position

	Notional value		Fair value Asset Position (Liability)		Maturity

	09.30.2019	12.31.2018	09.30.2019	12.31.2018
Derivatives not designated for hedge accounting
Future contracts - total (*)	(8,076)	(14,043)	54	108
Long position/Crude oil and oil products	22,609	40,017	-	-	2019/2020
Short position/Crude oil and oil products	(30,685)	(54,060)	-	-	2019/2020
OTC Options(*)
Call/Crude oil and oil products	Ver tradução	Ver tradução	Ver tradução	Ver tradução	Ver tradução
Call/Crude oil and oil products	70,000	−	3	-	2019
Put/Crude oil and oil products	(70,000)	−	(3)	-	2019
Forward contracts
Long position/Foreign currency forwards (BRL/USD) (**)	US$ 5	US$ 137	-	(2)	2019
Short position/Foreign currency forwards (BRL/USD) (**)	US$ 0	US$ 92	-	(1)	2019
Long position/Foreign currency forwards (EUR/USD) (**)	EUR 2,477	EUR 3,000	(106)	(123)	2019/2020
Short position/Foreign currency forwards (EUR/USD) (**)	EUR 222	-	8	-	2019
Long position/Foreign currency forwards (GPB/USD) (**)	GBP 450	GBP 450	(39)	(11)	2019
Short position/Foreign currency forwards (GPB/USD) (**)	GBP 283	GPB 31	6	-	2019/2020
Swap
Foreign currency / Cross-currency Swap (**)	GBP 700	GBP 700	(31)	1	2026
Foreign currency / Cross-currency Swap (**)	GBP 600	GBP 600	(140)	(70.5)	2034
Interest / Cross-currency Swap (**)	BRL 1,529	-	10	-	2029
Foreign currency / Cross-currency Swap (**)	US$ 240	-	(6)	-	2024/2029
Total recognized in the Statement of Financial Position			(244)	(99)

(*) Notional value in thousands of bbl.
(**) Amounts in US$, GBP and EUR are presented in million.

	Gains/ (losses) recognized in the statement of income (*)				Gains/(losses) recognized in Shareholders’ Equity (**)
		Restated		Restated		Restated		Restated
	2019	2018	2019	2018	2019	2018	2019	2018
	Jan-Sep	Jan-Sep	Jul-Sep	Jul-Sep	Jan-Sep	Jan-Sep	Jul-Sep	Jul-Sep
Commodity derivatives	(314)	(600)	64	(41)	−	−	−	−
Foreign currency derivatives	(397)	(135)	(226)	(66)	−	−	−	−
Interest rate derivatives	10	−	10	−	−	−	−	−
	(701)	(735)	(152)	(107)	−	−	−	−
Cash flow hedge on exports (***)	(2,240)	(2,410)	(746)	(801)	(4,050)	(8,473)	(6,422)	(6,804)
Total	(2,941)	(3,145)	(898)	(908)	(4,050)	(8,473)	(6,422)	(6,804)

(*) Amounts recognized in finance income in the period.
(**) Amounts recognized as other comprehensive income in the period.
(***) Using non-derivative financial instruments as designated hedging instruments, as set out in note 29.2.

	Guarantees given as collateral
	09.30.2019	12.31.2018
Commodity derivatives	57	(48)
Foreign currency derivatives	230	70
Total	287	22

A sensitivity analysis of the derivative financial instruments for the different types of market risks as of September 30, 2019 is set out as follows:

Petróleo Brasileiro S.A. – Petrobras Notes to the financial statements – unaudited (Expressed in millions of US Dollars, unless otherwise indicated)

Financial Instruments	Risk	Probable Scenario (*)	Reasonably possible scenario (*)	Remote Scenario (*)
Derivatives not designated for hedge accounting
Future contracts	Crude oil and oil products - price changes	-	(91)	(181)
Forward contracts	Foreign currency - depreciation BRL x USD	−	(1)	(3)
		−	(92)	(184)

(*) The probable scenario was computed based on the following risks: oil and oil products prices: fair value at September 30, 2019 / R$ x U.S. Dollar - 3.9% appreciation of the Real. Source: Focus and Bloomberg. Reasonably possible and remote scenarios consider 25% and 50% deterioration in the associated risk variables, respectively.

29.1.	Risk management of crude oil and oil products prices

The Company is usually exposed to commodity price cycles, although it may use derivative instruments to hedge exposures related to prices of products purchased and sold to fulfill operational needs and in specific circumstances depending on business environment analysis and assessment of whether the Business and Management targets are being met.

Crude Oil

In March 2019, Petrobras implemented a hedge strategy for part of its oil exports foreseen for 2019. Over-the-Counter (OTC) put options referenced in the average Brent oil prices from April to the end of 2019 were purchased with strike price of US$ 60/barrel, with premium of US$ 320. In 2018, a similar strategy was implemented, with an average strike price of US$ 65/barrel and total cost of approximately US$ 445.

However, in the third quarter of 2019, based on the significant reduction in cash flow uncertainties concerning the Business and Management Plan for 2019, Petrobras sold the put options at a strike price of US$ 60/barrel, totaling US$ 101 received.

In the nine-month period ended September 30, 2019, due to the mark to market of these put options and the increase of the commodity price in the international market, a US$ 216 loss was accounted as other income and expenses (a US$ 406 loss in the nine-month period ended September 30, 2018). In the third quarter of 2019 there was a US$ 19 gain (a US$ 4 loss in the same period of 2018).

Gasoline

Since September 2018, the Company also has executed a hedge strategy related to gasoline prices and foreign exchange rates by using commodity derivatives and non-deliverable forwards (NDF), in order to give flexibility on its pricing policy for this oil product, allowing the Company to hold gasoline prices constant in the domestic market for periods of up to 15 days. The Company recognized a US$ 11 gain arising from this strategy in the nine-month period ended September 30, 2019, recorded in other income and expenses (a US$ 4 gain in the third quarter of 2019).

Diesel

With the objective of giving additional flexibility to the pricing policy, in December 2018, Petrobras adopted a hedge strategy applied to diesel prices and foreign exchange rates by using NDF, in a manner similar to the strategy applied to gasoline. In June 2019, Petrobras approved the review of the frequency of adjustments in the prices of diesel and gasoline. From then on, the price adjustments of diesel and gasoline are carried out without defined frequency. The Company recognized a US$ 12 loss arising from this strategy on diesel in the nine-month period ended September 30, 2019, recorded in other income and expenses (a US$ 4 loss in the third quarter of 2019).

When applying this hedge strategy, the Company maintains the principles that govern the practice of competitive prices, such as international parity price, margins according to the risks inherent to the operation, share of participation in the market and mechanisms of protection through derivatives.

29.2.	Foreign exchange risk management
a)	Cash Flow Hedge involving the Company’s future exports

Aligned with Company’s foreign exchange risk management, and considering the initial adoption of IFRS 16 on January 1, 2019, the Company performed additional designations in the nine-month period ended September 30, 2019, amounting to US$ 28,009 (R$ 108,481 million), in which the hedged item was the highly probable future exports in US dollars, and as hedging instruments lease agreements denominated in US dollars.

Petróleo Brasileiro S.A. – Petrobras Notes to the financial statements – unaudited (Expressed in millions of US Dollars, unless otherwise indicated)

The carrying amounts, the fair value as of September 30, 2019, and a schedule of expected reclassifications to the statement of income of cumulative losses recognized in other comprehensive income (shareholders’ equity) based on a US$ 1.00 / R$ 4.1644 exchange rate are set out below:

				Present value of hedging instrument notional value at 09.30.2019
Hedging Instrument	Hedged Transactions	Nature of the Risk	Maturity Date	(US$ million)	(R$ million)
Foreign exchange gains and losses on proportion of non-derivative financial instruments cash flows	Foreign exchange gains and losses on a portion of highly probable future monthly exports revenues	Foreign Currency – Real vs U.S. Dollar Spot Rate	October 2019 to September 2029	87,223	363,232

Changes in the present value of hedging instrument notional value	US$	R$ million
Amounts designated as of December 31, 2018	66,168	256,390
Additional hedging relationships designated, designations revoked and hedging instruments re-designated	42,797	166,319
Exports affecting the statement of income	(6,423)	(24,899)
Principal repayments / amortization	(15,319)	(59,525)
Foreign exchange variation	-	24,947
Amounts designated as of September 30, 2019	87,223	363,232
Nominal value of hedging instrument (finance debt and lease liability) at September 30, 2019	101,408	422,302

In the nine-month period ended September 30, 2019, the Company recognized a US$ 9 gain within foreign exchange gains (losses) due to ineffectiveness.

The average ratio of future exports for which cash flow hedge accounting was designated to the highly probable future exports is 77.8%.

A roll-forward schedule of cumulative foreign exchange losses recognized in other comprehensive income as of September 30, 2019 is set out below:

	Exchange rate	Tax effect	Total
Balance at January 1,2018	(14,508)	4,935	(9,573)
Recognized in shareholders' equity	(8,950)	3,043	(5,907)
Reclassified to the statement of income - occurred exports	3,315	(1,127)	2,188
Balance at December 31, 2018	(20,143)	6,851	(13,292)
Recognized in shareholders' equity	(6,290)	2,139	(4,151)
Reclassified to the statement of income - occurred exports	2,240	(763)	1,477
Balance at September 30, 2019	(24,193)	8,227	(15,966)

Additional hedging relationships may be revoked or additional reclassification adjustments from equity to the statement of income may occur as a result of changes in forecasted export prices and export volumes following a review of the Company’s business plan. Based on a sensitivity analysis considering a US$ 10/barrel decrease in Brent prices stress scenario, when compared to the Brent price projections in our BMP 2019-2023, would not indicate a reclassification adjustment from equity to the statement of income.

A schedule of expected reclassification of cumulative foreign exchange losses recognized in other comprehensive income to the statement of income as of September 30, 2019 is set out below:

	2019	2020	2021	2022	2023	2024	2025	2026 to 2028	Total
Expected realization	(1,366)	(4,621)	(4,520)	(4,893)	(3,353)	(2,256)	(907)	(2,277)	(24,193)

Petróleo Brasileiro S.A. – Petrobras Notes to the financial statements – unaudited (Expressed in millions of US Dollars, unless otherwise indicated)

b)	Cross currency swap – Pounds Sterling x Dollar

In 2017, the Company, through its wholly owned subsidiary Petrobras Global Trading B.V. (PGT), entered into cross currency swaps maturing in 2026 and 2034, with notional amounts of £ 700 million and £ 600 million, respectively, in order to hedge its Pounds/U.S. Dollar exposure arising from bonds issued amounting to £ 1,300. The Company recognized a US$ 170 loss in the nine-month period ended September 30, 2019 (a US$ 116 gain in the nine-month period ended September 30, 2018) arising from this strategy, recorded in finance income (expense). In the third quarter of 2019 there was a US$ 140 loss (a US$ 27 gain in the same period of 2018). The Company does not expect to settle these swaps before their expiration dates.

c)	Swap contracts – National consumer price index (IPCA) x Brazilian interbank offering rate (CDI) and CDI x Dollar

In September 2019, Petrobras contracted a cross currency swap aiming to protect against exposure arising from the 7th issuance of debentures, settled on October 9, 2019, in the total notional amount of US$ 367 for IPCA x CDI operations, maturing in September 2029, and US$ 240 for CDI x U.S. Dollar operations, maturing in September 2024 and September 2029.

The mark to market of IPCA x CDI swap operations registered a US$ 11 gain in the nine-month period ended September 30, 2019, while the mark to market of CDI x USD swap operations presented a US$ 7 loss in the same period, both recorded as finance income (expense). The Company does not expect to settle these swaps before their expiration dates.

d)	Non Deliverable Forward (NDF) – Euro x Dollar and Pounds Sterling x Dollar

In 2018, the Company, also through PGT, entered into non deliverable forwards with notional amounts of Euro 3,000 million and £ 419 million, maturing in 2019, in other to reduce its euro x dollar and pounds x dollar exposures raised by bonds issued. In the nine-month period ended September 30, 2019, the notional amount was reduced to Euro 2,255 million and £ 167 million, adjusting the protection to a lower exposure to the Euro and Pounds Sterling provided by the repurchase of bonds in these currencies over the course of this period. The Company recognized a US$ 227 loss in the nine-month period ended September 30, 2019 arising from this strategy (US$ 42 in the same period of 2018), recorded in finance income (expense). In the third quarter of 2019 there was a US$ 144 loss (a US$ 39 loss in the same period of 2018). The Company does not expect to settle these NDFs before their expiration dates.

e)	Sensitivity analysis for foreign exchange risk on financial instruments

A sensitivity analysis is set out below, showing the probable scenario for foreign exchange risk on financial instruments, computed based on external data along with stressed scenarios (a 25% and a 50% change in the foreign exchange rates), except for assets and liabilities of foreign subsidiaries, when transacted in a currency equivalent to their respective functional currencies.

Petróleo Brasileiro S.A. – Petrobras Notes to the financial statements – unaudited (Expressed in millions of US Dollars, unless otherwise indicated)

Financial Instruments	Exposure at 09.30.2019	Risk	Probable Scenario (*)	Reasonably possible scenario	Remote Scenario

Assets (**)	5,384		(213)	1,346	2,692
Liabilities (***)	(93,350)	Dollar/Real	3,685	(23,338)	(46,675)
Exchange rate - Cross currency swap	(240)		9	(60)	(120)
Cash flow hedge on exports	87,223		(3,443)	21,806	43,612
	(1,966)		77	(492)	(982)
Assets	5	Euro/Real	−	1	3
Liabilities	(22)		1	(6)	(11)
	(17)		1	(5)	(8)
Assets	2,462	Euro/Dollar	20	616	1,231
Liabilities	(4,935)		(40)	(1,234)	(2,467)
Non Deliverable Forward (NDF)	2,459		20	615	1,230
	(14)		−	(3)	(6)
Assets	2	Pound Sterling/Real	−	−	1
Liabilities	(19)		1	(5)	(10)
	(17)		1	(5)	(9)
Assets	1,797	Pound Sterling /Dollar	(15)	449	899
Liabilities	(3,632)		30	(908)	(1,816)
Derivative - cross currency swap	1,600		(13)	400	800
Non Deliverable Forward (NDF)	205		(2)	51	103
	(30)		−	(8)	(14)
Total	(2,044)		79	(513)	(1,019)

(*) On September 30, 2019, the probable scenario was computed based on the following risks: R$ x U.S. Dollar - a 3.9% appreciation of the Real / Iene x Dollar: a 2% appreciation of the Iene / Euro x U.S. Dollar: a 0.8% appreciation of the Euro / Pound Sterling x U.S. Dollar: a 0.87% depreciation of the Pound Sterling / Real x Euro: a 3.1% appreciation of the Real / Real x Pound Sterling - a 4.8% appreciation of the Real . Source: Focus and Bloomberg.

29.3.	Liquidity risk

Following its liability management strategy, the Company regularly evaluates market conditions and may enter into transactions to repurchase its own securities or those of its affiliates, through a variety of means, including tender offers, make whole exercises and open market repurchases, in order to improve its debt repayment profile and cost of debt.

A maturity schedule of the Company’s finance debt (undiscounted), including face value and interest payments is set out as follows:

Maturity	2019	2020	2021	2022	2023	2024 and thereafter	Balance at September 30, 2019	Balance at December 31, 2018
Principal	5,569	1,558	4,186	4,715	8,023	43,333	67,384	85,279
Interest	934	3,301	3,236	3,053	2,751	31,363	44,639	51,359
Total	6,503	4,859	7,422	7,768	10,774	74,696	112,023	136,638

Petróleo Brasileiro S.A. – Petrobras Notes to the financial statements – unaudited (Expressed in millions of US Dollars, unless otherwise indicated)

30.	Fair value of financial assets and liabilities
			Fair value measured based on
	Level I	Level II	Level III	Total fair value recorded
Assets
Marketable securities	1,308	-	-	1,308
Commodity derivatives	54	3	-	57
Foreign currency derivatives	(1)	15	-	14
Interest rate derivatives	-	10	-	10
Balance at September 30, 2019	1,361	18	-	1,379
Balance at December 31, 2018	1,464	29	-	1,493

Liabilities
Foreign currency derivatives	-	(322)	-	(322)
Commodity derivatives	−	3	-	(3)
Balance at September 30, 2019	−	(319)	-	(325)
Balance at December 31, 2018	−	(349)	-	(349)

The estimated fair value for the Company’s long-term debt, computed based on the prevailing market rates, is set out in note 13.3.

The fair values of cash and cash equivalents, short-term debt and other financial assets and liabilities are equivalent or do not differ significantly from their carrying amounts.

31.	Subsequent events

Result of the 16th ANP Bidding Round

On October 10, 2019, Petrobras acquired one offshore block in the 16th Bidding Round under the Concession Regime, held by the ANP. Petrobras will hold a 70% stake and will be the operator of the block C-M-477, located in deep waters in the Campos basin, in partnership with BP Energy do Brasil Ltda.

The total amount of the signature bonus to be paid in the last quarter of 2019 is US$ 344 (R$ 1,432 million).

Distribution to shareholders

On October 24, 2019, the Board of Directors approved the payment of interest on capital, in the amount of US$ 626 (R$ 2,608 million), which corresponds to US$ 0.05 (R$ 0.20) per common and preferred shares. These interest on capital will be paid on February 7, 2020, based on the shareholding position of November 11, 2019, and shall be deducted from the remuneration to be distributed to shareholders at the end of this fiscal year. The distribution will be adjusted according to the SELIC rate, from the effective payment date to the end of the fiscal year.

Petróleo Brasileiro S.A. – Petrobras Notes to the financial statements – unaudited (Expressed in millions of US Dollars, unless otherwise indicated)

32.	Information related to guaranteed securities issued by subsidiaries
32.1.	Petrobras Global Finance B.V. (PGF)

Petróleo Brasileiro S.A. - Petrobras fully and unconditionally guarantees the debt securities issued by Petrobras Global Finance B.V. (PGF), a 100-percent-owned finance subsidiary of Petrobras. There are no significant restrictions on the ability of Petrobras to obtain funds from PGF.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 25, 2019.

PETRÓLEO BRASILEIRO S.A—PETROBRAS

By: /s/ Andrea Marques de Almeida

______________________________

Andrea Marques de Almeida

Chief Financial Officer and Investor Relations Officer